CALCULATION OF REGISTRATION FEE

Title of each class of securities offered	Amount to be registered	Proposed maximum offering price per unit	Proposed maximum aggregate offering price	Amount of registration fee(1)
Debt securities
6.125% Global Notes due 2022	U.S.$2,000,000,000.00	100.00%	U.S.$2,000,000,000.00	U.S.$231,800.00
7.375% Global Notes due 2027	U.S.$2,000,000,000.00	100.00%	U.S.$2,000,000,000.00	U.S.$231,800.00
Guaranties				–(2)

(1)	The registration fee is calculated in accordance with Rule 457(r) of the Securities Act of 1933.
(2)	Pursuant to Rule 457(n) under the Securities Act of 1933, no separate fee is payable with respect to the guaranties.

Filed pursuant to Rule 424(b)(2)
Registration Statement Nos. 333-206660 and 333-206660-01

PROSPECTUS SUPPLEMENT

(To Prospectus dated August 28, 2015)

Petrobras Global Finance B.V.

Unconditionally guaranteed by

Petróleo Brasileiro S.A. — Petrobras

(Brazilian Petroleum Corporation — Petrobras)

U.S.$2,000,000,000 6.125% Global Notes due 2022
U.S.$2,000,000,000 7.375% Global Notes due 2027

The 6.125% Global Notes due 2022 (the “2022 Notes”) and the 7.375% Global Notes due 2027 (the “2027 Notes” and, together with the 2022 Notes, each a “series,” and collectively, the “Notes”), are general, unsecured, unsubordinated obligations of Petrobras Global Finance B.V., or “PGF,” a wholly-owned subsidiary of Petróleo Brasileiro S.A.-Petrobras, or “Petrobras.” The Notes will be unconditionally and irrevocably guaranteed by Petrobras. The 2022 Notes will mature on January 17, 2022 and will bear interest at the rate of 6.125% per annum. The 2027 Notes will mature on January 17, 2027 and will bear interest at the rate of 7.375% per annum. Interest on the Notes is payable on January 17 and July 17 of each year, beginning on July 17, 2017.

PGF will pay additional amounts related to the deduction of certain withholding taxes in respect of certain payments on the Notes. PGF may redeem, in whole or in part, the Notes at any time by paying the greater of the principal amount of the Notes and the applicable “make-whole” amount, plus, in each case, accrued interest. The Notes will also be redeemable without premium prior to maturity at PGF’s option solely upon the imposition of certain withholding taxes. See “Description of the Notes—Optional Redemption—Redemption for Taxation Reasons.”

ANY OFFER OR SALE OF NOTES IN ANY MEMBER STATE OF THE EUROPEAN ECONOMIC AREA THAT HAS IMPLEMENTED DIRECTIVE 2003/71/EC, AS AMENDED, (THE “PROSPECTUS DIRECTIVE”) MUST BE ADDRESSED TO QUALIFIED INVESTORS (AS DEFINED IN THE PROSPECTUS DIRECTIVE).

PGF intends to apply to have the Notes approved for listing on the New York Stock Exchange, or the “NYSE.”

See “Risk Factors” beginning on page S-17 to read about factors you should consider before buying the Notes offered in this prospectus supplement and the accompanying prospectus.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

	Initial price to the public(1):			Underwriting discount:			Proceeds, before expenses, to PGF:
	Per Note	Total		Per Note	Total		Per Note	Total
2022 Notes	100.000%	U.S.$	2,000,000,000	0.300%	U.S.$	6,000,000	99.700%	U.S.$	1,994,000,000
2027 Notes	100.000%	U.S.$	2,000,000,000	0.300%	U.S.$	6,000,000	99.700%	U.S.$	1,994,000,000

(1)	Plus accrued interest from January 17, 2017, if settlement occurs after that date.

The underwriters expect to deliver the Notes in book-entry form only through the facilities of The Depository Trust Company and its direct and indirect participants, including Clearstream Banking, société anonyme, and Euroclear S.A./N.V., as operator of the Euroclear System, against payment in New York, New York on or about January 17, 2017.

Joint Bookrunners

Bradesco BBI	Citigroup	HSBC	Itaú BBA	Morgan Stanley

The date of this prospectus supplement is January 9, 2017.

PROSPECTUS SUPPLEMENT

PROSPECTUS

ABOUT THIS PROSPECTUS SUPPLEMENT

This document consists of two parts. The first part is the prospectus supplement, which describes the specific terms of the Notes PGF is offering and certain other matters relating to PGF and Petrobras and Petrobras’s financial condition. The second part, the accompanying prospectus, gives more general information about securities that PGF and Petrobras may offer from time to time. Generally, references to the prospectus mean this prospectus supplement and the accompanying prospectus combined. If the information in this prospectus supplement differs from the information in the accompanying prospectus, the information in this prospectus supplement supersedes the information in the accompanying prospectus.

We are responsible for the information contained and incorporated by reference in this prospectus supplement and in any related free-writing prospectus we prepare or authorize. PGF and Petrobras have not authorized anyone to give you any other information, and we take no responsibility for any other information that others may give you. Neither PGF nor Petrobras is making an offer to sell the Notes in any jurisdiction where the offer is not permitted.

You should not assume that the information in this prospectus supplement, the accompanying prospectus or any document incorporated by reference is accurate as of any date other than the date of the relevant document.

In this prospectus supplement, unless the context otherwise requires or as otherwise indicated, references to “Petrobras” mean Petróleo Brasileiro S.A. - Petrobras and its consolidated subsidiaries taken as a whole, and references to “PGF” mean Petrobras Global Finance B.V., a wholly-owned subsidiary of Petrobras. Terms such as “we,” “us” and “our” generally refer to both Petrobras and PGF, unless the context requires otherwise or as otherwise indicated.

References herein to “reais” or “R$” are to the lawful currency of Brazil. References herein to “U.S. dollars” or “U.S.$” are to the lawful currency of the United States.

FORWARD-LOOKING STATEMENTS

Some of the information contained or incorporated by reference in this prospectus supplement are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are not based on historical facts and are not assurances of future results. Many of the forward-looking statements contained, or incorporated by reference, in this prospectus supplement may be identified by the use of forward-looking words, such as “believe,” “expect,” “estimate,” “anticipate,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” “potential” and similar expressions.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur.

We have made forward-looking statements that address, among other things:

•	our marketing and expansion strategy;

•	our exploration and production activities, including drilling;

•	our activities related to refining, import, export, transportation of oil, natural gas and oil products, petrochemicals, power generation, biofuels and other sources of renewable energy;

•	our projected and targeted capital expenditures and other costs, commitments and revenues;

•	our liquidity and sources of funding;

•	our pricing strategy and development of additional revenue sources; and

•	the impact, including cost, of acquisitions and divestments.

Our forward-looking statements are not guarantees of future performance and are subject to assumptions that may prove incorrect and to risks and uncertainties that are difficult to predict. Our actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following:

•	our ability to obtain financing;

•	general economic and business conditions, including crude oil and other commodity prices, refining margins and prevailing exchange rates;

•	global economic conditions;

•	our ability to find, acquire or gain access to additional reserves and to develop our current reserves successfully;

•	uncertainties inherent in making estimates of our oil and gas reserves, including recently discovered oil and gas reserves;

•	competition;

•	technical difficulties in the operation of our equipment and the provision of our services;

•	changes in, or failure to comply with, laws or regulations, including with respect to fraudulent activity, corruption and bribery;

•	receipt of governmental approvals and licenses;

•	international and Brazilian political, economic and social developments;

•	natural disasters, accidents, military operations, acts of sabotage, wars or embargoes;

•	the cost and availability of adequate insurance coverage;

•	our ability to successfully implement assets sales under our divestment program;

•	the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato investigation;”

•	the effectiveness of our risk management policies and procedures, including operational risks;

•	litigation, such as class actions or enforcement or other proceedings brought by governmental and regulatory agencies; and

•	other factors discussed below under “Risk Factors.”

For additional information on factors that could cause our actual results to differ from expectations reflected in forward-looking statements, please see “Risk Factors” in this prospectus supplement and in documents incorporated by reference in this prospectus supplement and the accompanying prospectus.

All forward-looking statements attributed to us or a person acting on our behalf are expressly qualified in their entirety by this cautionary statement, and you should not place undue reliance on any forward-looking statement included in this prospectus supplement or the accompanying prospectus. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

Petrobras is incorporating by reference into this prospectus supplement the following documents that it has filed with the Securities and Exchange Commission (“SEC”):

(1)	The Petrobras Annual Report on Form 20-F for the year ended December 31, 2015 (the “2015 Form 20-F”) filed with the SEC on April 28, 2016.

(2)	The Petrobras Reports on Form 6-K furnished to the SEC on November 14, 2016, containing Petrobras’s financial statements and financial information and results in U.S. dollars as of September 30, 2016 and for the nine-month periods ended September 30, 2016 and 2015, prepared in accordance with International Financial Reporting Standards (“IFRS”).

(3)	The Petrobras Report on Form 6-K furnished to the SEC on April 29, 2016, regarding an amendment to Petrobras’s bylaws.

(4)	The Petrobras Report on Form 6-K furnished to the SEC on May 2, 2016, June 15, 2016 and September 9, 2016, regarding the election of members of the board of directors of Petrobras Distribuidora, S.A., the extension of the Interim Chief Executive Officer’s mandate and the election of Ivan de Sá Pereira Junior as Chief Executive Officer.

(5)	The Petrobras Reports on Form 6-K furnished to the SEC on May 5, 2016 and August 15, 2016, regarding the new composition of its statutory audit committee.

(6)	The Petrobras Report on Form 6-K furnished to the SEC on May 11, 2016, regarding Fitch rating agency’s downgrade of Petrobras’s corporate debt rating.

(7)	The Petrobras Report on Form 6-K furnished to the SEC on May 18, 2016, announcing the extension of certain concession agreements entered into with the National Petroleum Agency for the exploration of the Marlim and Voador fields.

(8)	The Petrobras Reports on Form 6-K furnished to the SEC on May 20, 2016, May 24, 2016 and May 31, 2016, announcing certain changes in management and the appointment of Petrobras’s new Chief Executive Officer.

(9)	The Petrobras Report on Form 6-K furnished to the SEC on June 8, 2016, announcing the sale of Petrobras’s liquefied natural gas terminal and related thermoelectric power plants in the States of Rio de Janeiro and Ceará.

(10)	The Petrobras Report on Form 6-K furnished to the SEC on June 16, 2016, announcing new oil discoveries in the Santos Basin.

(11)	The Petrobras Reports on Form 6-K furnished to the SEC on June 16, 2016, October 17, 2016 and November 18, 2016, regarding the potential sale of Liquigás Distribuidora S.A.

(12)	The Petrobras Report on Form 6-K furnished to the SEC on June 24, 2016, announcing the implementation of a new supplementary pension plan to Petrobras’s employee pension fund (Petros).

(13)	The Petrobras Report on Form 6-K furnished to the SEC on June 30, 2016, announcing the approval by its board of directors of the New Policy for the Disclosure of Material Fact or Act and for the Negotiation of Securities of Petrobras.

(14)	The Petrobras Report on Form 6-K furnished to the SEC on June 30, 2016, July 5, 2016 and August 11, 2016, announcing the creation of a Department of Strategy, Organization and Management System, increasing its Executive Board from seven to eight members, and the appointment of Mr. Nelson Luiz Costa Silva as new Chief Strategy, Organization and Management System Officer.

(15)	The Petrobras Report on Form 6-K furnished to the SEC on June 30, 2016, announcing the new composition of Petrobras’s board of directors’ statutory committees.

(16)	The Petrobras Report on Form 6-K furnished to the SEC on July 5, 2016, announcing the commencement of the process to transfer rights of oil and natural gas exploration, development and production in shallow water fields in the States of Ceará and Sergipe.

(17)	The Petrobras Report on Form 6-K furnished to the SEC on August 5, 2016, announcing the approval by Petrobras’s shareholders’ extraordinary general meeting to amendments in Petrobras’s bylaws and the creation of the position of Strategy, Organization and Management System Officer.

(18)	The Petrobras Report on Form 6-K furnished to the SEC on August 11, 2016, regarding the election of Petrobras Chief Strategy, Organization and Management System Officer.

(19)	The Petrobras Report on Form 6-K furnished to the SEC on August 12, 2016, regarding changes in Petrobras’s board of directors.

(20)	The Petrobras Report on Form 6-K furnished to the SEC on October 4, 2016 and December 6, 2016, regarding the potential sale of Petrobras Distribuidora, S.A. and related injunctions granted by the federal court of the State of Sergipe.

(21)	The Petrobras Report on Form 6-K furnished to the SEC on October 4, 2016, regarding the Albacora discovery in the Campos Basin.

(22)	The Petrobras Report on Form 6-K furnished to the SEC on October 5, 2016, announcing a new bidding process for the Libra Pilot Project Oil Platform.

(23)	The Petrobras Report on Form 6-K furnished to the SEC on October 6, 2016 and November 21, 2016, regarding the potential sale of the Baúna and Tartaruga Verde fields.

(24)	The Petrobras Report on Form 6-K furnished to the SEC on October 12, 2016, regarding the expansion of the Galp Energia, SGPS, S.A. partnership.

(25)	The Petrobras Reports on Form 6-K furnished to the SEC on October 21, 2016 and December 29, 2016, announcing the sale by Petrobras’s wholly-owned subsidiary Petrobras Biocombustível S.A.’s interest in Guarani S.A.

(26)	The Petrobras Reports on Form 6-K furnished to the SEC on October 24, 2016 and December 22, 2016, regarding a strategic alliance with Total S.A.

(27)	The Petrobras Report on Form 6-K furnished to the SEC on October 24, 2016, announcing Moody’s rating agency’s upgrade of Petrobras’ corporate debt rating.

(28)	The Petrobras Reports on Form 6-K furnished to the SEC on November 4, 2016 and December 29, 2016, regarding the sale of Companhia Petroquímica de Pernambuco (PetroquímicaSuape) and Companhia Integrada Têxtil de Pernambuco (Citepe).

(29)	The Petrobras Report on Form 6-K furnished to the SEC on November 14, 2016, regarding its oil and natural gas production in October 2016.

(30)	The Petrobras Report on Form 6-K furnished to the SEC on November 17, 2016, regarding its financing with Caixa Econômica Federal.

(31)	The Petrobras Reports on Form 6-K furnished to the SEC on November 23, 2016 and November 29, 2016, regarding the closing of the BM-S-8 Exploration Block sale transaction and the use of the proceeds from such sale to repay a portion of the loan to Transportadora Associada de Gás S.A., a wholly-owned subsidiary of Petrobras, by the Brazilian Development Bank - BNDES.

(32)	The Petrobras Report on Form 6-K furnished to the SEC on November 23, 2016, announcing the agreement reached with investors to settle eleven individual securities actions in the United States.

(33)	The Petrobras Reports on Form 6-K furnished to the SEC on December 1, 2016, announcing the resolutions adopted by Petrobras’s general extraordinary shareholders’ meeting held on November 30, 2016.

(34)	The Petrobras Reports on Form 6-K furnished to the SEC on December 8, 2016 and December 21, 2016, announcing a preventive order issued by the Brazilian Federal Accounting Court relating to Petrobras’ divestment plan.

(35)	The Petrobras Report on Form 6-K furnished to the SEC on December 15, 2016, regarding its oil and natural gas production in November 2016.

(36)	The Petrobras Report on Form 6-K furnished to the SEC on December 16, 2016, regarding Nova Fronteira Bioenergia S.A., a joint venture between Petrobras Biocombustível S.A., a wholly-owned subsidiary of Petrobras, and São Martinho S.A.

(37)	The Petrobras Report on Form 6-K furnished to the SEC on December 16, 2016, regarding the execution by Petrobras of a U.S.$5 billion credit facility with the China Development Bank and a commercial agreement with China National United Oil Corporation, China Zhenhua Oil Co. Ltd., and Chemchina Petrochemical Co. Ltd.

(38)	The Petrobras Report on Form 6-K furnished to the SEC on December 21, 2016, announcing the engagement of KPMG Auditores Independentes to provide independent audit services for the fiscal years 2017, 2018 and 2019.

(39)	The Petrobras Report on Form 6-K furnished to the SEC on December 29, 2016, regarding the resignation and appointment of a member of its audit committee.

(40)	The Petrobras Report on Form 6-K furnished to the SEC on December 29, 2016, regarding the closing of the sale by Petrobras of its equity interests in Nansei Sekiyu.

(41)	The Petrobras Report on Form 6-K furnished to the SEC on January 6, 2017, regarding certain financial information for the year ended December 31, 2015.

(42)	The Petrobras Report on Form 6-K furnished to the SEC on January 4, 2017, regarding the sale of Petrobras Chile.

(43)	Any future reports of Petrobras on Form 6-K furnished to the SEC that are identified in those forms as being incorporated by reference into this prospectus supplement or the accompanying prospectus.

We will provide without charge to any person to whom a copy of this prospectus supplement is delivered, upon the written or oral request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Requests should be directed to Petrobras’s Investor Relations Department located at Avenida República do Chile, 65 — 13th Floor, 20031-912—Rio de Janeiro, RJ, Brazil, Attn: Larry Carris Cardoso, Finance Department, General Manager of Corporate Finance (telephone: +55 (21) 3224-1510/3224-9947; fax: +55 (21) 3224-1401; e-mail: petroinvest@petrobras.com.br).

WHERE YOU CAN FIND MORE INFORMATION

Information that Petrobras files with or furnishes to the SEC after the date of this prospectus supplement, and that is incorporated by reference herein, will automatically update and supersede the information in this prospectus supplement. You should review the SEC filings and reports that Petrobras incorporates by reference to determine if any of the statements in this prospectus supplement, the accompanying prospectus or in any documents previously incorporated by reference have been modified or superseded.

Documents incorporated by reference in this prospectus supplement are available without charge. Each person to whom this prospectus supplement and the accompanying prospectus are delivered may obtain documents incorporated by reference herein by requesting them either in writing or orally, by telephone or by e-mail from us at the following address:

Investor Relations Department

Petróleo Brasileiro S.A.-Petrobras

Avenida República do Chile, 65 — 13th Floor

20031-912 — Rio de Janeiro — RJ, Brazil

Attn: Larry Carris Cardoso, Finance Department, General Manager of Corporate Finance

Telephone: +55 (21) 3224-1510/3224-9947

Fax: +55 (21) 3224-1401

E-mail: petroinvest@petrobras.com.br

In addition, you may review copies of the materials Petrobras files with or furnishes to the SEC without charge, and copies of all or any portion of such materials can be obtained at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the Public Reference Room. Petrobras also files materials with the SEC electronically. The SEC maintains an Internet site that contains materials that Petrobras files electronically with the SEC. The address of the SEC’s website is http://www.sec.gov.

SUMMARY

This summary highlights key information described in greater detail elsewhere, or incorporated by reference, in this prospectus supplement and the accompanying prospectus. This summary is not complete and does not contain all of the information you should consider before investing in the Notes. You should read carefully the entire prospectus supplement, the accompanying prospectus, including “Risk Factors” and the documents incorporated by reference herein, which are described under “Incorporation of Certain Documents by Reference” and “Where You Can Find More Information.”

In this prospectus supplement, unless the context otherwise requires or as otherwise indicated, references to “Petrobras” mean Petróleo Brasileiro S.A.-Petrobras and its consolidated subsidiaries taken as a whole, and references to “PGF” mean Petrobras Global Finance B.V., a wholly-owned subsidiary of Petrobras. Terms such as “we,” “us” and “our” generally refer to both Petrobras and PGF, unless the context requires otherwise or as otherwise indicated.

PGF

PGF is a wholly-owned finance subsidiary of Petrobras, incorporated under the laws of The Netherlands as a private company with limited liability on August 29, 2012. PGF is an indirect subsidiary of Petrobras, and all of PGF’s shares are held by Petrobras’s Dutch subsidiary Petrobras International Braspetro B.V. PGF’s business is to issue debt securities in the international capital markets to finance Petrobras’s operations. PGF does not currently have any operations, revenues or assets other than those related to the issuance, administration and repayment of its debt securities. All debt securities issued by PGF are fully and unconditionally guaranteed by Petrobras. PGF was incorporated for an indefinite period of time.

Petrobras uses PGF as its main vehicle to issue securities in the international capital markets. PGF’s first offering of notes fully and unconditionally guaranteed by Petrobras occurred in September 2012. In December 2014, PGF assumed the obligations of Petrobras’s former finance subsidiary Petrobras International Finance Company S.A. (“PifCo”) under all then outstanding notes originally issued by PifCo, which continue to benefit from Petrobras’s full and unconditional guarantee.

PGF’s registered office is located at Weena 762, 3014 DA Rotterdam, The Netherlands, and our telephone number is 31 (0) 10 206-7000.

Petrobras

Petrobras is one of the world’s largest integrated oil and gas companies, engaging in a broad range of oil and gas activities. Petrobras is a sociedade de economia mista, organized and existing under the laws of Brazil. For the years ended December 31, 2014 and 2015, Petrobras had sales revenues of U.S.$143.7 billion and U.S.$97.3 billion, gross profit of U.S.$34.2 billion and U.S.$29.8 billion and net loss attributable to shareholders of Petrobras of U.S.$7.4 billion and U.S.$8.5 billion, respectively. For the nine-month period ended September 30, 2016, Petrobras had sales revenues of U.S.$60.0 billion, gross profit of U.S.$19.1 billion and net loss attributable to shareholders of Petrobras of U.S.$5.6 million. In 2015, Petrobras’s average domestic daily oil and NGL (natural gas liquid) production was 2,128 mbbl/d, which represented more than 90% of Brazil’s total oil and NGL production. Petrobras engages in a broad range of activities, which cover the following segments of its operations:

•	Exploration and Production: this business segment covers exploration, development and production of crude oil, NGL and natural gas in Brazil and abroad, for the primary purpose of supplying our domestic refineries and the sale of surplus crude oil and oil products produced in our natural gas processing plants to the domestic and foreign markets. Our exploration and production segment also operates through partnerships with other companies;

•	Refining, Transportation and Marketing: this business segment covers refining, logistics, transportation and trading of crude oil and oil products in Brazil and abroad, exporting of ethanol, extraction and processing of shale, as well as holding equity interest in petrochemical companies in Brazil;

•	Gas and Power: this business segment covers transportation, trading of natural gas produced in Brazil and abroad, imported natural gas, transportation and trading of NGL, generation and trading of electricity, as well as holding equity interest in (i) transporters and distributors of natural gas and (ii) thermoelectric power plants in Brazil, in addition to being responsible for our fertilizer business;

•	Distribution: this business segment covers activities of Petrobras Distribuidora S.A., which operates through its own retail network and wholesale channels to sell oil products, ethanol and vehicle natural gas in Brazil to retail, commercial and industrial customers, as well as other fuel wholesalers. This segment also includes distribution of oil products operations abroad (South America); and

•	Biofuel: this business segment covers production of biodiesel and its co-products, as well as ethanol-related activities such as equity investments, production and trading of ethanol, sugar and the surplus electric power generated from sugarcane bagasse.

Additionally, we have a Corporate segment that has activities that are not attributed to the other business segments, notably those related to corporate financial management, corporate overhead and other expenses, including actuarial expenses related to the pension and medical benefits for retired employees and their dependents. For further information regarding our business segments, see Note 4.2. to our audited consolidated financial statements for the year ended December 31, 2015.

Petrobras’s principal executive office is located at Avenida República do Chile, 65, 20031-912 - Rio de Janeiro RJ, Brazil, its telephone number is (55-21) 3224-4477, and our website is www.petrobras.com.br. The information on our website, which might be accessible through a hyperlink resulting from this URL, is not and shall not be deemed to be incorporated into this prospectus supplement.

The Offering

Issuer	Petrobras Global Finance B.V., or “PGF.”

The 2022 Notes	U.S.$2,000,000,000 aggregate principal amount of 6.125% Global Notes due 2022, or the “2022 Notes.”

The 2027 Notes	U.S.$2,000,000,000 aggregate principal amount of 7.375% Global Notes due 2027, or the “2027 Notes.”

Issue Price

For the 2022 Notes: 100.000% of the aggregate principal amount.

For the 2027 Notes: 100.000% of the aggregate principal amount.

In each case plus accrued interest from January 17, 2017, if settlement occurs after that date.

Closing Date	January 17, 2017.

Maturity Date	For the 2022 Notes: January 17, 2022. For the 2027 Notes: January 17, 2027.

Interest

For the 2022 Notes: The 2022 Notes will bear interest from January 17, 2017, the date of original issuance of such notes, at the rate of 6.125% per annum, payable semi-annually in arrears on each interest payment date.

For the 2027 Notes: The 2027 Notes will bear interest from January 17, 2017, the date of original issuance of such notes, at the rate of 7.375% per annum, payable semi-annually in arrears on each interest payment date.

Interest Payment Dates	January 17 and July 17 of each year, commencing on July 17, 2017.

Denominations	PGF will issue the Notes only in denominations of U.S.$2,000 and integral multiples of U.S.$1,000 in excess thereof.

Trustee, Registrar, Paying Agent and Transfer Agent	The Bank of New York Mellon.

Codes

(a) ISIN	For the 2022 Notes: US71647NAR08 For the 2027 Notes: US71647NAS80

(b) CUSIP	For the 2022 Notes: 71647N AR0 For the 2027 Notes: 71647N AS8

Use of Proceeds	PGF intends to use all or a portion of the net proceeds from the sale of the Notes to repurchase its 3.000% Global Notes due 2019, Floating Rate Global Notes due 2019, 7.875% Global Notes due 2019, 3.25% Global Notes due 2019, 5.75% Global Notes due 2020, 4.875% Global Notes due 2020 and Floating Rate Global Notes due 2020, or the “Old Notes,” in each case, that PGF accepts for purchase under the tender offer described below, and to use any remaining net proceeds for general corporate purposes including to refinance upcoming maturities. See “Use of Proceeds.”

Tender Offer

Concurrently with this offering, we have announced our current intention to make a cash tender offer, or the “Tender Offer,” on the terms and subject to the conditions included in an offer to purchase, or the “Offer to Purchase,” that will be made available to eligible holders of Old Notes upon the commencement of the Tender Offer. The Tender Offer for the Old Notes is conditioned upon, among other customary conditions, the closing of the sale of the Notes offered hereby. Banco Bradesco BBI S.A., Citigroup Global Markets Inc., HSBC Securities (USA) Inc., Itau BBA USA Securities, Inc. and Morgan Stanley & Co. LLC are acting as dealer managers in the Tender Offer.

Although we currently intend to consummate the Tender Offer, we cannot guarantee that the Tender Offer will be consummated on the terms contained in the Offer to Purchase or, if consummated, the number of Old Notes that will be tendered.

This offering is not conditioned on the successful consummation of the Tender Offer.

This prospectus supplement is not an offer to purchase or a solicitation of an offer to sell the Old Notes. The Tender Offer will be made only by and pursuant to the terms of the Offer to Purchase, as may be amended or supplemented from time to time in our sole discretion.

Indenture	The Notes offered hereby will be issued pursuant to an indenture between PGF and The Bank of New York Mellon, a New York banking corporation, as trustee, dated as of August 29, 2012, as supplemented by the twenty-third supplemental indenture in the case of the 2022 Notes and by the twenty-fourth supplemental indenture in the case of the 2027 Notes, each dated as of the closing date, among PGF, Petrobras and The Bank of New York Mellon, as trustee. See “Description of the Notes.”

Guaranties	The Notes will be unconditionally guaranteed by Petrobras under the guaranties. See “Description of the Guaranties.”

Ranking

The Notes constitute general senior unsecured and unsubordinated obligations of PGF that will at all times rank pari passu among themselves and with all other unsecured unsubordinated indebtedness issued from time to time by PGF.

The obligations of Petrobras under the guaranties constitute general senior unsecured obligations of Petrobras that will at all times rank pari passu with all other senior unsecured obligations of Petrobras that are not, by their terms, expressly subordinated in right of payment to Petrobras’s obligations under the guaranties.

Optional Redemption	PGF may redeem the Notes at any time in whole or in part by paying the greater of the principal amount of such series of the Notes and the relevant “make-whole” amount, plus, in each case, accrued interest, as described under “Description of the Notes—Optional Redemption— Optional Redemption With ‘Make-Whole’ Amount for the Notes.”

Early Redemption at PGF’s Option Solely for Tax Reasons	The Notes will be redeemable in whole at their principal amount, plus accrued and unpaid interest, if any, to but excluding the relevant date of redemption, at PGF’s option at any time only in the event of certain changes affecting taxation. See “Description of the Notes—Optional Redemption—Redemption for Taxation Reasons.”

Covenants

(a) PGF	The terms of the indenture will require PGF, among other things, to: • pay all amounts owed by it under the indenture and the Notes when such amounts are due;

• maintain an office or agent in New York for the purpose of service of process and maintain a paying agent located in the United States;

• ensure that the Notes continue to be senior obligations of PGF;

• use proceeds from the issuance of the Notes for specified purposes; and

• replace the trustee upon any resignation or removal of the trustee. In addition, the terms of the indenture will restrict the ability of PGF and its subsidiaries, among other things, to:

• undertake certain mergers, consolidations or similar transactions; and

• create certain liens on its assets or pledge its assets.

PGF’s covenants are subject to a number of important qualifications and exceptions. See “Description of the Notes—Covenants.”

(b) Petrobras	The terms of the guaranties will require Petrobras, among other things, to:

• pay all amounts owed by it in accordance with the terms of the guaranties and the indenture;

• maintain an office or agent in New York for the purpose of service of process;

• ensure that its obligations under the guaranties will continue to be senior obligations of Petrobras; and

• make available certain financial statements to the trustee. In addition, the terms of the guaranties will restrict the ability of Petrobras and its subsidiaries, among other things, to:

• undertake certain mergers, consolidations or similar transactions; and

• create certain liens on its assets or pledge its assets.

Petrobras’s covenants are subject to a number of important qualifications and exceptions. See “Description of the Guaranties—Covenants.”

Events of Default	The following events of default will be events of default with respect to each series of the Notes:

• failure to pay principal on the Notes of such series within seven calendar days of its due date;

• failure to pay interest on the Notes of such series within 30 calendar days of any interest payment date;

• breach by PGF of a covenant or agreement in the indenture or by Petrobras of a covenant or agreement in the guaranty for such series of the Notes if not remedied within 60 calendar days;

• acceleration of a payment on the indebtedness of PGF or Petrobras or any material subsidiary that equals or exceeds U.S.$200 million;

• certain events of bankruptcy, reorganization, liquidation, insolvency, moratorium or intervention law or law with similar effect of PGF or Petrobras or any material subsidiary;

• certain events relating to the unenforceability of the Notes, the indenture or the guaranty for such series of the Notes against PGF or Petrobras; and

• Petrobras ceasing to own at least 51% of PGF’s outstanding voting shares.

The events of default are subject to a number of important qualifications and limitations. See “Description of the Notes—Events of Default.”

Further Issuances	PGF reserves the right, from time to time, without the consent of the holders of the Notes, to issue additional Notes on terms and conditions identical to those of the Notes, which additional Notes shall increase the aggregate principal amount of, and shall be consolidated and form a single series with, the series of Notes offered hereby. PGF may also issue other securities under the indenture which have different terms and conditions from the Notes. See “Description of the Notes.”

Modification of Notes, Indenture and Guaranties	The terms of the indenture may be modified by PGF and the trustee, and the terms of the guaranties may be modified by Petrobras and the trustee, in some cases without the consent of the holders of the relevant series of the Notes. See “Description of Debt Securities—Special Situations—Modification and Waiver” in the accompanying prospectus.

Clearance and Settlement	The Notes will be issued in book-entry form through the facilities of The Depository Trust Company, or “DTC,” for the accounts of its direct and indirect participants, including Clearstream Banking, société anonyme, and Euroclear S.A./N.V., as operator of the Euroclear System, and will trade in DTC’s Same-Day Funds Settlement System. Beneficial interests in Notes held in book-entry form will not be entitled to receive physical delivery of certificated Notes except in certain limited circumstances. For a description of certain factors relating to clearance and settlement, see “Clearance and Settlement.”

Withholding Taxes; Additional Amounts	Any and all payments of principal, premium, if any, and interest in respect of the Notes will be made free and clear of, and without withholding or deduction for, any taxes, duties, assessments, levies, imposts or charges whatsoever imposed, levied, collected, withheld or assessed by Brazil, the jurisdiction of PGF’s incorporation (currently The Netherlands) or any other jurisdiction in which PGF appoints a paying agent under the indenture, or any political subdivision or any taxing authority thereof or therein, unless such withholding or deduction is required by law. If PGF is required by law to make such withholding or deduction, it will pay such additional amounts as are necessary to ensure that the holders receive the same amount as they would have received without such withholding or deduction, subject to certain exceptions. In the event Petrobras is obligated to make payments to the holders under the guaranties, Petrobras will pay such additional amounts as are necessary to ensure that the holders receive the same amount as they would have received without such withholding or deduction, subject to certain exceptions. See “Description of the Notes—Covenants—Additional Amounts.”

Governing Law	The indenture, the Notes, and the guaranties will be governed by, and construed in accordance with, the laws of the State of New York.

Listing	PGF intends to have the Notes approved for listing on the NYSE.

Risk Factors	You should carefully consider the risk factors discussed beginning on page S-17 and the other information included or incorporated by reference in this prospectus supplement, before purchasing any Notes.

RECENT DEVELOPMENTS

Recent developments relating to the political environment in Brazil

On May 12, 2016, the Brazilian Senate voted to proceed with an impeachment trial against the then President Dilma Rousseff, and on August 31, 2016, Ms. Rousseff was convicted by the Senate and removed from office. As a result, former Vice President Michel Temer, who acted as acting President while the Senate deliberated on Ms. Rousseff’s trial, has now assumed the role of President and will retain the presidency for the remainder of Ms. Rousseff’s term ending on December 31, 2018, subject to ongoing proceedings in Brazil’s superior electoral court (Tribunal Superior Eleitoral). There can be no assurance as to whether a change in government will affect government policy toward Petrobras or lead to changes in its senior management. Upon initially taking office, Mr. Temer announced the appointment of new cabinet ministers and heads of government agencies, including the current Chief Executive Officer of Petrobras, Pedro Parente. Political uncertainty and instability as a result of the removal of Ms. Rousseff from office, as well as potential changes in government policies or regulations by Mr. Temer’s administration, could have a material adverse effect on our business, results of operations and financial condition. See “Risk Factors—Risks Relating to Brazil—Brazilian political and economic conditions and investor perception of these conditions have a direct impact on our business and our access to capital, and may have a material adverse effect on us,” in our 2015 Form 20-F incorporated by reference in this prospectus supplement.

Recent developments relating to governmental investigations

Since 2015, there have been reports of investigations by federal and state agencies, including the Brazilian consumer protection agency, the Brazilian Federal Police, the Public Prosecutor’s Office and CADE, the principal Brazilian antitrust authority, relating to alleged overcharging and possible price fixing by gas station operators. These investigations have led to the arrest and temporary detention of several individuals involved with certain gas station operators and distributors, including the arrest in November 2015 of a sales manager at BR Distribuidora who has since been suspended from his duties by order of the court overseeing the investigations. On May 6, 2016, authorities announced the launch of the second phase of the investigations. While no indictment or charges have been brought against any individuals or companies, we are conducting an internal investigation into whether any of our personnel, franchisees or customers are involved in this matter and into any potential criminal, administrative or civil liability. We are cooperating with all relevant authorities looking into this matter.    We are unable at this time to predict the outcome of any external or internal investigation in this matter. If the investigations determine that price fixing occurred, material fines or penalties could be imposed on any participants. See “Risk Factors—Compliance and Control Risks—We are exposed to behaviors incompatible with our ethics and compliance standards, and failure to timely detect or remedy any such behavior may have a material adverse effect on our results of operations and financial condition,” in our 2015 Form 20-F incorporated by reference in this prospectus supplement.

RISK FACTORS

Our annual report on Form 20-F for the year ended December 31, 2015 includes extensive risk factors relating to our operations, our compliance and control risks (including those related to material weaknesses in our internal control over financial reporting, the ongoing Lava Jato investigation and uncertainty relating to our methodology to estimate the incorrectly capitalized overpayments uncovered in the context of the Lava Jato investigation), our relationship with the Brazilian federal government, and to Brazil. You should carefully consider those risks and the risks described below, as well as the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, before making a decision to invest in the Notes.

Risks Relating to PGF’s Debt Securities

The market for the Notes may not be liquid.

The Notes are an issuance of new securities with no established trading market. We intend to apply to list the Notes on the NYSE. We can make no assurance as to the liquidity of or trading markets for the Notes offered by this prospectus supplement. We cannot guarantee that holders of the Notes will be able to sell their Notes in the future. If a market for the Notes does not develop, holders of the Notes may not be able to resell the Notes for an extended period of time, if at all.

Restrictions on the movement of capital out of Brazil may impair your ability to receive payments on the guaranties and restrict Petrobras’s ability to make payments to PGF in U.S. dollars.

In the past, the Brazilian economy has experienced balance of payment deficits and shortages in foreign exchange reserves, and the government has responded by restricting the ability of Brazilian or foreign persons or entities to convert reais into foreign currencies. The government may institute a restrictive exchange control policy in the future. Any restrictive exchange control policy could prevent or restrict our access to U.S. dollars, and consequently our ability to meet our U.S. dollar obligations under the guaranties and could also have a material adverse effect on our business, financial condition and results of operations. We cannot predict the impact of any such measures on the Brazilian economy. In the event that any such restrictive exchange control policies were instituted by the Brazilian government, we may face adverse regulatory consequences in The Netherlands that may lead us to redeem the Notes prior to their maturity.

In addition, payments by Petrobras under the guaranties in connection with PGF’s Notes do not currently require approval by or registration with the Central Bank of Brazil. The Central Bank of Brazil may nonetheless impose prior approval requirements on the remittance of U.S. dollars, which could cause delays in such payments.

Petrobras would be required to pay judgments of Brazilian courts enforcing its obligations under the guaranties only in reais.

If proceedings were brought in Brazil seeking to enforce Petrobras’s obligations in respect of the guaranties, including in case of bankruptcy, Petrobras would be required to discharge its obligations only in reais. Under Brazilian exchange control regulations, an obligation to pay amounts denominated in a currency other than reais, which is payable in Brazil pursuant to a decision of a Brazilian court, may be satisfied in reais at the rate of exchange, as determined by the Central Bank of Brazil, in effect on the date of payment. Further authorization by the Central Bank of Brazil would be required for the conversion of such real-denominated amount into foreign currency and for its remittance abroad.

A finding that Petrobras is subject to U.S. bankruptcy laws and that any of the guaranties executed by it was a fraudulent conveyance could result in the relevant PGF holders losing their legal claim against Petrobras.

PGF’s obligation to make payments on the Notes is supported by Petrobras’s obligation under the corresponding guaranty. Petrobras has been advised by our external U.S. counsel that the guaranty is valid and enforceable in accordance with the laws of the State of New York and the United States. In addition, Petrobras has been advised by our general counsel that the laws of Brazil do not prevent the guaranty from being valid, binding and enforceable against Petrobras in accordance with its terms. In the event that U.S. federal fraudulent conveyance or similar laws are applied to the guaranty, and Petrobras, at the time it entered into the relevant guaranty:

•	was or is insolvent or rendered insolvent by reason of our entry into such guaranty;

•	was or is engaged in business or transactions for which the assets remaining with Petrobras constituted unreasonably small capital; or

•	intended to incur or incurred, or believed or believe that Petrobras would incur, debts beyond Petrobras’s ability to pay such debts as they mature; and

•	in each case, intended to receive or received less than reasonable equivalent value or fair consideration therefor,

then Petrobras’s obligations under the guaranty could be avoided, or claims with respect to that agreement could be subordinated to the claims of other creditors. Among other things, a legal challenge to the guaranty on fraudulent conveyance grounds may focus on the benefits, if any, realized by Petrobras as a result of the issuance of the Notes. To the extent that the guaranty is held to be a fraudulent conveyance or unenforceable for any other reason, the holders of the Notes would not have a claim against Petrobras under the relevant guaranty and would solely have a claim against PGF. Petrobras cannot ensure that, after providing for all prior claims, there will be sufficient assets to satisfy the claims of the noteholders relating to any avoided portion of the guaranty.

We cannot assure you that the credit ratings for the Notes will not be lowered, suspended or withdrawn by the rating agencies.

The credit ratings of the Notes may change after issuance. Such ratings are limited in scope, and do not address all material risks relating to an investment in the Notes, but rather reflect only the views of the rating agencies at the time the ratings are issued. An explanation of the significance of such ratings may be obtained from the rating agencies. We cannot assure you that such credit ratings will remain in effect for any given period of time or that such ratings will not be lowered, suspended or withdrawn entirely by the rating agencies, if, in the judgment of such rating agencies, circumstances so warrant. Any lowering, suspension or withdrawal of such ratings may have an adverse effect on the market price and marketability of the Notes.

Risks Relating to PGF and Petrobras

PGF’s operations and debt servicing capabilities are dependent on Petrobras.

PGF’s financial position and results of operations are directly affected by Petrobras’s decisions. PGF is an indirect, wholly-owned finance subsidiary of Petrobras incorporated in The Netherlands as a private company with limited liability. PGF does not currently have any operations, revenues or assets other than those related to its primary business of raising money for the purpose of on-lending to Petrobras and other subsidiaries of Petrobras. PGF’s ability to satisfy its obligations under the Notes will depend on payments made to PGF by Petrobras and other subsidiaries of Petrobras under the loans made by PGF. The Notes and all debt securities issued by PGF will be fully and unconditionally guaranteed by Petrobras. Petrobras’s financial condition and results of operations, as well as Petrobras’s financial support of PGF, directly affect PGF’s operational results and debt servicing capabilities.

USE OF PROCEEDS

The net proceeds from the sale of the Notes, after payment of underwriting discounts but before expenses, are expected to be approximately U.S.$3,988 million.

PGF intends to use all or a portion of the net proceeds from the sale of the Notes to repurchase its 3.000% Global Notes due 2019, Floating Rate Global Notes due 2019, 7.875% Global Notes due 2019, 3.25% Global Notes due 2019, 5.75% Global Notes due 2020, 4.875% Global Notes due 2020 and Floating Rate Global Notes due 2020, in each case, that PGF accepts for purchase under the Tender Offer, and to use any remaining net proceeds for general corporate purposes including to refinance upcoming maturities.

RATIO OF EARNINGS TO FIXED CHARGES

The following table contains the consolidated ratios of earnings to fixed charges of Petrobras for the years ended December 31, 2015, 2014, 2013, 2012 and 2011 and the nine-month periods ended September 30, 2016 and 2015, determined in accordance with IFRS.

	Year ended December 31,					Nine-months ended September 30,
	2015	2014	2013	2012	2011	2016	2015
	(U.S.$ million)
Net income (loss) before income taxes	(9,748)	(8,824)	13,410	14,493	26,724	(5,243)	2,334
Share of results in equity-accounted investments	177	(218)	(507)	(43)	(230)	169	171
Dividend income on equity-accounted investments	259	387	146	241	411	230	171
Add fixed charges as adjusted (set forth below)	10,157	10,285	9,331	8,615	7,114	8,207	7,720
Less capitalized borrowing costs	(1,773)	(3,600)	(3,921)	(3,807)	(4,403)	(1,283)	(1,376)

Earnings	(928)	(1,970)	18,459	19,499	29,616	2,080	9,020
Interest expense:
Debt interest and charges	6,858	6,734	5,491	5,152	4,866	5,800	5,104
Rental interest expense(1)	3,299	3,551	3,840	3,463	2,248	2,407	2,616

Fixed charges	10,157	10,285	9,331	8,615	7,114	8,207	7,720

Ratio (earnings divided by fixed charges)(2)	(0.09)	(0.19)	1.98	2.26	4.16	0.25	1.17

(1)	One third of operating lease expenses.
(2)	This calculation indicates a less than one-to-one coverage for the years ended December 31, 2015 and 2014 and the nine months ended September 30, 2016. Earnings available for fixed charges were inadequate to cover total fixed charges. The deficient amounts for the ratio were U.S.$11,085 million, U.S.$12,255 million and U.S.$6,127 million for 2015, 2014 and the nine months ended September 30, 2016, respectively.

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

The following table contains the consolidated ratios of earnings to fixed charges and preferred dividends of Petrobras for the years ended December 31, 2015, 2014, 2013, 2012, and 2011 and the nine-month periods ended September 30, 2016 and 2015, determined in accordance with IFRS.

	Year ended December 31,					Nine-months ended September 30,
	2015	2014	2013	2012	2011	2016	2015
	(U.S.$ million)
Net income (loss) before income taxes	(9,748)	(8,824)	13,410	14,493	26,724	(5,243)	2,334
Share of results of equity-accounted investments	177	(218)	(507)	(43)	(230)	169	171
Dividend income on equity-accounted investments	259	387	146	241	411	230	171
Add fixed charges as adjusted (set forth below)	10,157	10,285	9,331	8,615	7,114	8,207	7,720
Less capitalized borrowing costs	(1,773)	(3,600)	(3,921)	(3,807)	(4,403)	(1,283)	(1,376)

Earnings	(928)	(1,970)	18,459	19,499	29,616	2,080	9,020
Interest expense:
Debt interest and charges	6,858	6,734	5,491	5,152	4,866	5,800	5,104
Rental interest expense(1)	3,299	3,551	3,840	3,463	2,248	2,407	2,616

Fixed charges	10,157	10,285	9,331	8,615	7,114	8,207	7,720
Dividends declared on preferred shares	—	—	2,313	2,699	2,965	—	—

Fixed charges and preferred dividends	10,157	10,285	11,644	11,314	10,079	8,207	7,720

Ratio (earnings divided by fixed charges and preferred dividends)(2)	(0.09)	(0.19)	1.59	1.72	2.94	0.25	1.17

(1)	One third of operating lease expenses.
(2)	This calculation indicates a less than one-to-one coverage for the year ended December 31, 2015 and 2014 and the nine months ended September 30, 2016. Earnings available for fixed charges were inadequate to cover total fixed charges. The deficient amounts for the ratio were U.S.$11,085 million, U.S.$12,255 million and U.S.$6,127 million for 2015, 2014 and the nine months ended September 30, 2016, respectively.

SELECTED FINANCIAL AND OPERATING INFORMATION

This prospectus supplement incorporates by reference the audited financial statements, which have been prepared in accordance with IFRS as issued by the International Accounting Standards Board.

The selected financial and operating information presented in the tables below have been derived from Petrobras’s audited consolidated financial statements, which were audited by KPMG Auditores Independentes as of and for the year ended December 31, 2011 and by PricewaterhouseCoopers Auditores Independentes as of and for the years ended December 31, 2015, 2014, 2013 and 2012. The data as of September 30, 2016 and for the nine months ended September 30, 2016 and 2015 have been derived from Petrobras’s unaudited interim financial statements, incorporated by reference into this prospectus supplement, which in the opinion of management, reflect all adjustments that are of a normal recurring nature necessary for a fair presentation of the results for such periods. The results of operations for the nine months ended September 30, 2016 are not necessarily indicative of the operating results to be expected for the entire year. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, Petrobras’s audited consolidated financial statements and the accompanying notes incorporated by reference in this prospectus supplement.

Balance Sheet Data

	As of December 31,					As of September 30,
	2015	2014	2013	2012	2011	2016
	(U.S.$ million)
						(Unaudited)
Assets:
Cash and cash equivalents	25,058	16,655	15,868	13,520	19,057	21,582
Marketable securities	780	9,323	3,885	10,431	8,961	783
Trade and other receivables, net	5,803	7,969	9,670	11,099	11,756	5,222
Inventories	7,441	11,466	14,225	14,552	15,165	8,511
Assets classified as held for sale	152	5	2,407	143	—	3,888
Other current assets	4,194	5,414	6,600	8,049	9,653	4,605
Long-term receivables	19,177	18,863	18,782	18,856	18,962	18,860
Investments	3,527	5,753	6,666	6,106	6,530	3,991
Property, plant and equipment	161,297	218,730	227,901	204,901	182,918	176,633
Intangible assets	3,092	4,509	15,419	39,739	43,412	3,354

Total assets	230,521	298,687	321,423	327,396	316,414	247,429

Liabilities and shareholders’ equity:
Total current liabilities	28,573	31,118	35,226	34,070	36,364	25,514
Non-current liabilities(1)	24,411	30,373	30,839	42,976	34,744	30,070
Long-term debt(2)	111,482	120,218	106,235	88,484	72,718	111,130

Total liabilities	164,466	181,709	172,300	165,530	143,826	166,714

Shareholders’ equity
Share capital (net of share issuance costs)	107,101	107,101	107,092	107,083	107,076	107,101
Reserves and other comprehensive income (deficit) (3)	(41,865)	9,171	41,435	53,631	64,240	(27,150)

Shareholders’ equity attributable to the shareholders of Petrobras	65,236	116,272	148,527	160,714	171,316	79,951
Non-controlling interests	819	706	596	1,152	1,272	764

Total shareholders’ equity	66,055	116,978	149,123	161,866	172,588	80,715

Total liabilities and shareholders’ equity	230,521	298,687	321,423	327,396	316,414	247,429

(1)	Excludes long-term debt.
(2)	Excludes current portion of long-term debt.
(3)	Change in interest in subsidiaries, profit reserve and accumulated other comprehensive income (deficit).

Income Statement Data

	For the Year Ended December 31,					For the Nine-Months Ended September 30,
	2015(1)	2014(1)	2013	2012	2011	2016	2015
	(U.S.$ million, except for share and per share data)
						(Unaudited)
Sales revenues	97,314	143,657	141,462	144,103	145,915	60,002	75,167
Net income (loss) before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes	(1,130)	(6,963)	16,214	16,900	27,285	731	9,321
Net income (loss) attributable to the shareholders of Petrobras	(8,450)	(7,367)	11,094	11,034	20,121	(5,592)	971
Weighted average number of shares outstanding:
Common	7,442,454,142	7,442,454,142	7,442,454,142	7,442,454,142	7,442,454,142	7,442,454,142	7,442,454,142
Preferred	5,602,042,788	5,602,042,788	5,602,042,788	5,602,042,788	5,602,042,788	5,602,042,788	5,602,042,788
Net income (loss) before financial results, profit sharing and income taxes per:
Common and Preferred shares	(0.09)	(0.53)	1.24	1.30	2.09	0.06	0.71
Common and Preferred ADS	(0.18)	(1.06)	2.48	2.60	4.18	0.12	1.42
Basic and diluted earnings (losses) per:
Common and Preferred shares	(0.65)	(0.56)	0.85	0.85	1.54	(0.43)	0.07
Common and Preferred ADS	(1.30)	(1.12)	1.70	1.70	3.08	(0.86)	0.14
Cash dividends per(2):
Common shares	—	—	0.22	0.24	0.53	—	—
Preferred shares	—	—	0.41	0.48	0.53	—	—
Common ADS	—	—	0.44	0.48	1.06	—	—
Preferred ADS	—	—	0.82	0.96	1.06	—	—

(1)	In 2014, we wrote off U.S.$2,527 million of incorrectly capitalized overpayments. In 2015, 2014 and the nine months ended September 30, 2016, we recognized impairment losses of U.S.$12,299 million, U.S.$16,823 million and U.S.$5,122 million, respectively. See Notes 3 and 14 to our audited consolidated financial statements for the years ended December 31, 2015 and December 31, 2014, respectively, and Note 13 to our unaudited interim financial statements for the nine months ended September 30, 2016, for further information.
(2)	Pre-tax interest on capital and/or dividends proposed for the year. Amounts were translated from the original amounts in reais considering the balance sheet date exchange rate.

CAPITALIZATION

The following table sets out the consolidated debt and capitalization of Petrobras under IFRS as of September 30, 2016, including accrued interest, as adjusted to give effect to the issue of the Notes offered hereby and the receipt of proceeds therefrom, after deduction of commissions and expenses we must pay in connection with this offering, without giving effect to the application of net cash proceeds of this offering. We intend to use up to U.S.$4.0 billion of the net cash proceeds of this offering to repurchase Old Notes in the Tender Offer announced concurrently with this offering. This amount is subject to the actual number of Old Notes tendered and accepted for purchase in the Tender Offer. See “Use of Proceeds.”

	As of September 30, 2016
	Actual	As Adjusted
	(U.S.$ million) (Unaudited)
Finance lease obligations:
Current portion of finance lease obligations	17	17
Non-current portion	97	97

Total finance lease obligations	114	114

Total debt:
Current portion of total debt	11,412	11,412
Non-current portion of total debt	111,130	115,118

Total debt	122,542	126,530
Foreign currency denominated	97,877	101,865
Local currency denominated	24,665	24,665

Total debt	122,542	126,530
Non-controlling interest	764	764
Petrobras’s shareholders’ equity(1)	79,951	79,951

Total capitalization	203,371	207,359

(1)	Comprising (a) 7,442,454,142 shares of common stock and (b) 5,602,042,788 shares of preferred stock, in each case with no par value and in each case which have been authorized and issued.

DESCRIPTION OF THE NOTES

The following description of the terms of the Notes supplements and modifies the description of the general terms and provisions of debt securities and the indenture set forth in the accompanying prospectus, which you should read in conjunction with this prospectus supplement. In addition, we urge you to read the indenture, the twenty-third supplemental indenture in connection with the 2022 Notes and the twenty-fourth supplemental indenture in connection with the 2027 Notes, because they will define your rights as holders of the 2022 Notes and the 2027 Notes, respectively. If the description of the terms of the Notes in this prospectus supplement differs in any way from that in the accompanying prospectus, you should rely on the information contained in this prospectus supplement. You may obtain copies of the indenture, the twenty-third supplemental indenture and the twenty-fourth supplemental indenture upon written request to the trustee or with the SEC at the addresses set forth under “Where You Can Find More Information.”

The Twenty-Third Supplemental Indenture and the Twenty-Fourth Supplemental Indenture

PGF will issue the Notes under an indenture dated as of August 29, 2012 between PGF and The Bank of New York Mellon, a New York banking corporation, as trustee, as supplemented by the twenty-third supplemental indenture in the case of the 2022 Notes and the twenty-fourth supplemental indenture in the case of the 2027 Notes, each dated as of the closing date, among PGF, Petrobras and The Bank of New York Mellon, as trustee, which provide the specific terms of the Notes offered by this prospectus supplement, including granting holders rights against Petrobras under the guaranties. Whenever we refer to the indenture in this prospectus supplement, we are referring to the indenture as supplemented by the twenty-third supplemental indenture in the case of the 2022 Notes and the twenty-fourth supplemental indenture in the case of the 2027 Notes.

2022 Notes

The 2022 Notes will be general, senior, unsecured and unsubordinated obligations of PGF having the following basic terms:

The title of the 2022 Notes will be the 6.125% Global Notes due 2022;

The 2022 Notes will:

•	be issued in an aggregate principal amount of U.S.$2,000,000,000;

•	mature on January 17, 2022;

•	bear interest at a rate of 6.125% per annum from January 17, 2017, the date of issuance of the 2022 Notes, until maturity or early redemption and until all required amounts due in respect of the 2022 Notes have been paid;

•	be issued in global registered form without interest coupons attached;

•	be issued and may be transferred only in principal amounts of U.S.$2,000 and in integral multiples of U.S.$1,000 in excess thereof; and

•	be unconditionally guaranteed by Petrobras pursuant to a guaranty described below under “—Guaranties.”

All payments of principal and interest on the 2022 Notes will be paid in U.S. dollars;

Interest on the 2022 Notes will be paid semi-annually on January 17 and July 17 of each year (each of which we refer to as an “interest payment date”), commencing on July 17, 2017 and the regular record date for any interest payment date will be the business day preceding that date; and

In the case of amounts not paid by PGF under the indenture and the 2022 Notes (or Petrobras under the guaranty for the 2022 Notes), interest will continue to accrue on such amounts at a default rate equal to 0.5% in excess of the interest rate on the 2022 Notes, from and including the date when such amounts were due and owing and through and excluding the date of payment of such amounts by PGF or Petrobras.

Despite the Brazilian government’s ownership interest in Petrobras, the Brazilian government is not responsible in any manner for PGF’s obligations under the 2022 Notes or Petrobras’s obligations under the guaranty for the 2022 Notes.

2027 Notes

The 2027 Notes will be general, senior, unsecured and unsubordinated obligations of PGF having the following basic terms:

The title of the 2027 Notes will be the 7.375% Global Notes due 2027;

The 2027 Notes will:

•	be issued in an aggregate principal amount of U.S.$2,000,000,000;

•	mature on January 17, 2027;

•	bear interest at a rate of 7.375% per annum from January 17, 2017, the date of issuance of the 2027 Notes, until maturity or early redemption and until all required amounts due in respect of the 2027 Notes have been paid;

•	be issued in global registered form without interest coupons attached;

•	be issued and may be transferred only in principal amounts of U.S.$2,000 and in integral multiples of U.S.$1,000 in excess thereof; and

•	be unconditionally guaranteed by Petrobras pursuant to a guaranty described below under “—Guaranties.”

All payments of principal and interest on the 2027 Notes will be paid in U.S. dollars;

Interest on the 2027 Notes will be paid semi-annually on January 17 and July 17 of each year (each of which we refer to as an “interest payment date”), commencing on July 17, 2017 and the regular record date for any interest payment date will be the business day preceding that date; and

In the case of amounts not paid by PGF under the indenture and the 2027 Notes (or Petrobras under the guaranty for the 2027 Notes), interest will continue to accrue on such amounts at a default rate equal to 0.5% in excess of the interest rate on the 2027 Notes, from and including the date when such amounts were due and owing and through and excluding the date of payment of such amounts by PGF or Petrobras.

Despite the Brazilian government’s ownership interest in Petrobras, the Brazilian government is not responsible in any manner for PGF’s obligations under the 2027 Notes or Petrobras’s obligations under the guaranty for the 2027 Notes.

Guaranties

Petrobras will unconditionally and irrevocably guarantee the full and punctual payment when due, whether at the maturity date of the Notes, or earlier or later by acceleration or otherwise, of all of PGF’s obligations now or hereafter existing under the indenture and the Notes, whether for principal, interest, make-whole premium, fees, indemnities, costs, expenses or otherwise. The guaranties will be unsecured and will rank equally with all of Petrobras’s other existing and future unsecured and unsubordinated debt including guaranties previously issued by Petrobras in connection with prior issuances of indebtedness. See “Description of the Guaranties.”

Depositary with Respect to Global Notes

The Notes will be issued in global registered form with The Depository Trust Company, or “DTC,” as depositary. For further information in this regard, see “Clearance and Settlement.”

Events of Default

The following events will be events of default with respect to the each series of the Notes:

•	PGF does not pay the principal on the Notes of such series within seven calendar days of its due date and the trustee has not received such amounts from Petrobras under the relevant guaranty by the end of that seven-day period.

•	PGF does not pay interest or other amounts, including any additional amounts, on the Notes within 30 calendar days of their due date and the trustee has not received such amounts from Petrobras under the relevant guaranty by the end of that 30-day period.

•	PGF or Petrobras remains in breach of any covenant or any other term in respect of the Notes of such series issued under the indenture or guaranty for such series for 60 calendar days after receiving a notice of default stating that it is in breach. The notice must be sent by either the trustee or holders of 25% of the principal amount of such series of the Notes.

•	The maturity of any indebtedness of PGF or Petrobras or a material subsidiary in a total aggregate principal amount of U.S.$200,000,000 (or its equivalent in another currency) or more is accelerated in accordance with the terms of that indebtedness, it being understood that prepayment or redemption by us or a material subsidiary of any indebtedness is not acceleration for this purpose.

•	PGF or Petrobras or any material subsidiary stops paying or is generally unable to pay its debts as they become due, except in the case of a winding-up, dissolution or liquidation for the purpose of and followed by a consolidation, spin-off, merger, conveyance or transfer duly approved by the note holders of that series.

•	In the case PGF or Petrobras or any material subsidiary, if proceedings are initiated against it under any applicable liquidation, insolvency, composition, reorganization, winding up or any other similar laws, or under any other law for the relief of, or relating to, debtors, and such proceeding is not dismissed or stayed within 90 calendar days.

•	An administrative or other receiver, manager or administrator, or any such or other similar official is appointed in relation to, or a distress, execution, attachment, sequestration or other process is levied or put in force against, the whole or a substantial part of the undertakings or assets of PGF or Petrobras or any material subsidiary and is not discharged or removed within 90 calendar days.

•	PGF or Petrobras or any material subsidiary voluntarily commences proceedings under any applicable liquidation, insolvency, composition, reorganization or any other similar laws, PGF or Petrobras or any material subsidiary enters into any composition or other similar arrangement with our creditors under applicable Brazilian law (such as a recuperação judicial or extrajudicial, which is a type of liquidation agreement).

•	PGF or Petrobras or any material subsidiary files an application for the appointment of an administrative or other receiver, manager or administrator, or any such or other similar official, in relation to PGF or Petrobras or any material subsidiary, or PGF or Petrobras or any material subsidiary takes legal action for a readjustment or deferment of any part of our indebtedness.

•	An effective resolution is passed, or any authorized action is taken by any court of competent jurisdiction, directing PGF or Petrobras or any material subsidiary’s winding-up, dissolution or liquidation, except for the purpose of and followed by a consolidation, merger, conveyance or transfer duly approved by the note holders of that series.

•	The Notes of such series, the indenture, the relevant guaranty or any part of those documents cease to be in full force and effect or binding and enforceable against PGF or Petrobras, or it becomes unlawful for PGF or Petrobras to perform any material obligation under any of the foregoing documents to which it is a party.

•	PGF or Petrobras contests the enforceability of the Notes of such series, the indenture or the relevant guaranty, or denies that it has liability under any of the foregoing documents to which it is a party.

•	Petrobras fails to retain at least 51% direct or indirect ownership of the outstanding voting and economic interests (equity or otherwise) of and in PGF.

For purposes of the events of default:

•	“indebtedness” means any obligation (whether present or future, actual or contingent and including any guaranty) for the payment or repayment of money which has been borrowed or raised (including money raised by acceptances and all leases which, under IFRS, would be a capital lease obligation).

•	“material subsidiary” means a subsidiary of Petrobras which on any given date of determination accounts for more than 15% of Petrobras’s total consolidated assets (as set forth on Petrobras’s most recent balance sheet prepared in accordance with IFRS).

Covenants

PGF will be subject to the following covenants with respect to the Notes:

Payment of Principal and Interest

PGF will duly and punctually pay the principal of and any premium and interest and other amounts (including any additional amounts in the event withholding and other taxes are imposed in Brazil or the jurisdiction of incorporation of PGF) on the Notes in accordance with the Notes and the indenture.

Maintenance of Corporate Existence

PGF will maintain its corporate existence and take all reasonable actions to maintain all rights, privileges and the like necessary or desirable in the normal conduct of business, activities or operations, unless PGF’s board of directors determines that maintaining such rights and privileges is no longer desirable in the conduct of PGF’s business and is not disadvantageous in any material respect to holders.

Maintenance of Office or Agency

So long as Notes are outstanding, PGF will maintain in the Borough of Manhattan, the City of New York, an office or agency where notices to and demands upon it in respect of the indenture and the Notes may be served.

Initially, this office will be located at 570 Lexington Avenue, 43rd Floor, New York, New York 10022-6837. PGF will not change the designation of the office without prior written notice to the trustee and designating a replacement office in the same general location.

Ranking

PGF will ensure that the Notes will at all times constitute its general senior, unsecured and unsubordinated obligations and will rank pari passu, without any preferences among themselves, with all of its other present and future unsecured and unsubordinated obligations (other than obligations preferred by statute or by operation of law).

Use of Proceeds

PGF intends to use all or a portion of the net proceeds from the sale of the Notes to repurchase its 3.000% Global Notes due 2019, Floating Rate Global Notes due 2019, 7.875% Global Notes due 2019, 3.25% Global Notes due 2019, 5.75% Global Notes due 2020, 4.875% Global Notes due 2020 and Floating Rate Global Notes due 2020, in each case, that PGF accepts for purchase under the Tender Offer, and to use any remaining net proceeds for general corporate purposes.

Statement by Managing Directors as to Default

PGF will deliver to the trustee, within 90 calendar days after the end of its fiscal year, a directors’ certificate, stating whether or not to the best knowledge of its signers thereof there is an event of default in connection with the performance and observance of any of the terms, provisions and conditions of the indenture or the Notes and, if there is such an event of default by PGF, specifying all such events of default and their nature and status of which the signers may have knowledge.

Provision of Financial Statements and Reports

In the event that PGF files any financial statements or reports with the SEC or publishes or otherwise makes such statements or reports publicly available in The Netherlands, the United States or elsewhere, PGF will furnish a copy of the statements or reports to the trustee within 15 calendar days of the date of filing or the date the information is published or otherwise made publicly available. As long as the financial statements or reports are publicly available and accessible electronically by the trustee, the filing or electronic publication of such financial statements or reports will comply with PGF’s obligation to deliver such statements and reports to the trustee. PGF will provide to the trustee with prompt written notification at such time that PGF becomes or ceases to be a reporting company. The trustee will have no obligation to determine if and when PGF’s financial statements or reports, if any, are publicity available and accessible electronically.

Along with each such financial statement or report, if any, PGF will provide a directors’ certificate stating (i) that a review of PGF’s activities has been made during the period covered by such financial statements with a view to determining whether PGF has kept, observed, performed and fulfilled its covenants and agreements under this indenture; and (ii) that no event of default, has occurred during that period or, if one or more have actually occurred, specifying all those events and what actions have been taken and will be taken with respect to that event of default.

Delivery of these reports, information and documents to the trustee is for informational purposes only and the trustee’s receipt of any of those will not constitute constructive notice of any information contained in them or determinable from information contained in them, including PGF’s compliance with any of its covenants under the indenture (as to which the trustee is entitled to rely exclusively on directors’ certificates).

Appointment to Fill a Vacancy in Office of Trustee

PGF, whenever necessary to avoid or fill a vacancy in the office of trustee, will appoint a successor trustee in the manner provided in the indenture so that there will at all times be a trustee with respect to the Notes.

Payments and Paying Agents

PGF will, prior to 3:00 p.m., New York City time, on the business day preceding any payment date of the principal of or interest on the Notes or other amounts (including additional amounts), deposit with the trustee a sum sufficient to pay such principal, interest or other amounts (including additional amounts) so becoming due.

All payments will be subject in all cases to any applicable tax, fiscal or other laws and regulations in any jurisdictions, but without prejudice to the provisions of “—Additional Amounts.” For the purposes of the preceding sentence, the phrase “applicable tax, fiscal or other laws and regulations” will include any obligation on us to withhold or deduct from a payment pursuant to Section 1471(b) of the Internal Revenue Code of 1986, as amended (the “Code”), or otherwise imposed pursuant to Sections 1471 through 1474 of the Code, any regulations thereunder or official interpretations thereof or any law implementing an intergovernmental approach thereto (collectively, “FATCA”).

Additional Amounts

Except as provided below, PGF or Petrobras, as applicable, will make all payments of amounts due under the Notes and the indenture and each other document entered into in connection with the Notes and the indenture without withholding or deducting any present or future taxes, levies, deductions or other governmental charges of any nature imposed by Brazil, the jurisdiction of PGF’s incorporation (currently The Netherlands) or any jurisdiction in which PGF appoints a paying agent under the indenture, or any political subdivision of such jurisdictions (the “taxing jurisdictions”). If PGF or Petrobras, as applicable, is required by law to withhold or deduct any taxes, levies, deductions or other governmental charges, PGF or Petrobras, as applicable, will make such deduction or withholding, make payment of the amount so withheld to the appropriate governmental authority and pay the holders any additional amounts necessary to ensure that they receive the same amount as they would have received without such withholding or deduction. For the avoidance of doubt, the foregoing obligations shall extend to payments under the guaranties.

All references to principal, premium, if any, and interest in respect of the Notes will be deemed to refer to any additional amounts which may be payable as set forth in the indenture or in the Notes.

PGF or Petrobras, as applicable, will not, however, pay any additional amounts in connection with any tax, levy, deduction or other governmental charge that is imposed due to any of the following (“excluded additional amounts”):

•	the holder has a connection with the taxing jurisdiction other than merely holding the Notes or receiving principal or interest payments on the Notes (such as citizenship, nationality, residence, domicile, or existence of a business, a permanent establishment, a dependent agent, a place of business or a place of management, present or deemed present within the taxing jurisdiction);

•	any tax imposed on, or measured by, net income;

•	the holder fails to comply with any certification, identification or other reporting requirements concerning its nationality, residence, identity or connection with the taxing jurisdiction, if (i) such compliance is required by applicable law, regulation, administrative practice or treaty as a precondition to exemption from all or a part of the tax, levy, deduction or other governmental charge, (ii) the holder is able to comply with such requirements without undue hardship and (iii) at least 30 calendar days prior to the first payment date with respect to which such requirements under the applicable law, regulation, administrative practice or treaty will apply, PGF or Petrobras, as applicable, has notified all holders or the trustee that they will be required to comply with such requirements;

•	the holder fails to present (where presentation is required) its Notes within 30 calendar days after PGF has made available to the holder a payment under the Notes and the indenture, provided that PGF or Petrobras, as applicable, will pay additional amounts which a holder would have been entitled to had the Notes owned by such holder been presented on any day (including the last day) within such 30 calendar day period;

•	any estate, inheritance, gift, value added, Financial Transactions Tax (“FTT”), use or sales taxes or any similar taxes, assessments or other governmental charges; or

•	where the holder would have been able to avoid the tax, levy, deduction or other governmental charge by taking reasonable measures available to such holder.

PGF shall promptly pay when due any present or future stamp, court or documentary taxes or any other excise or property taxes, charges or similar levies that are imposed by a taxing jurisdiction from any payment under the Notes or under any other document or instrument referred to in the indenture or from the execution, delivery, enforcement or registration of the Notes or any other document or instrument referred to in the indenture. PGF shall indemnify and make whole the holders of the Notes for any present or future stamp, court or documentary taxes or any other excise or property taxes, charges or similar levies payable by PGF as provided in this paragraph paid by such holder. As provided in “—Payments and Paying Agents,” all payments in respect of the Notes will be made subject to any withholding or deduction required pursuant to FATCA, and we will not be required to pay any additional amounts on account of any such deduction or withholding required pursuant to FATCA.

Negative Pledge

So long as any Note of a series remains outstanding, PGF will not create or permit any lien, other than a PGF permitted lien, on any of its assets to secure (i) any of its indebtedness or (ii) the indebtedness of any other person, unless PGF contemporaneously creates or permits such lien to secure equally and ratably its obligations under such series of the Notes as is duly approved by a resolution of the holders of such series of the Notes in accordance with the indenture. In addition, PGF will not allow any of its material subsidiaries, if any, to create or permit any lien, other than a PGF permitted lien, on any of its assets to secure (i) any of its indebtedness, (ii) any of the material subsidiary’s indebtedness or (iii) the indebtedness of any other person, unless it contemporaneously creates or permits the lien to secure equally and ratably its obligations under each series of the Notes and the indenture or PGF provides such other security for such Notes and the indenture or PGF provides such other security for such series of the Notes as is duly approved by a resolution of the holders of such series of the Notes in accordance with the indenture. This covenant is subject to a number of important exceptions, including an exception that permits PGF to grant liens in respect of indebtedness the principal amount of which, in the aggregate, together with all other liens not otherwise described in a specific exception, does not exceed 20% of PGF’s consolidated total assets (as determined in accordance with IFRS) at any time as at which PGF’s balance sheet is prepared and published in accordance with applicable law.

Limitation on Consolidation, Merger, Sale or Conveyance

PGF will not, in one or a series of transactions, consolidate or amalgamate with or merge into any corporation or convey, lease, spin-off or transfer substantially all of its properties, assets or revenues to any person or entity (other than a direct or indirect subsidiary of Petrobras) or permit any person (other than a direct or indirect subsidiary of PGF) to merge with or into it unless such consolidation, amalgamation, merger, lease, spin-off or transfer of properties, assets or revenues does not violate any provision of Dutch financial regulatory laws and:

•	either PGF is the continuing entity or the person (the “successor company”) formed by the consolidation or into which PGF is merged or that acquired (through a transfer of assets, a spin-off or otherwise) or leased the property or assets of PGF will assume (jointly and severally with PGF unless PGF will have ceased to exist as a result of that merger, consolidation or amalgamation), by a supplemental indenture, all of PGF’s obligations under the indenture and the Notes;

•	the successor company (jointly and severally with PGF unless PGF will have ceased to exist as part of the merger, consolidation or amalgamation) agrees to indemnify each holder against any tax, assessment or governmental charge thereafter imposed on the holder solely as a consequence of the consolidation, merger, conveyance, spin-off, transfer or lease with respect to the payment of principal of, or interest on, the Notes;

•	immediately after giving effect to the transaction, no event of default, and no default has occurred and is continuing;

•	PGF has delivered to the trustee a directors’ certificate and an opinion of counsel, each stating that the transaction, and each supplemental indenture relating to the transaction, comply with the terms of the indenture dated as of August 29, 2012, and that all conditions precedent provided for in the indenture and relating to the transaction have been complied with; and

•	PGF has delivered notice of any such transaction to the trustee.

Notwithstanding anything to the contrary in the foregoing, so long as no default or event of default under the indenture or the Notes will have occurred and be continuing at the time of the proposed transaction or would result from the transaction:

•	PGF may merge, amalgamate or consolidate with or into, or convey, transfer, spin-off, lease or otherwise dispose of all or substantially all of its properties, assets or revenues to a direct or indirect subsidiary of PGF or Petrobras in cases when PGF is the surviving entity in the transaction and the transaction would not have a material adverse effect on PGF and its subsidiaries taken as a whole, it being understood that if PGF is not the surviving entity, PGF will be required to comply with the requirements set forth in the previous paragraph; or

•	any direct or indirect subsidiary of PGF may merge or consolidate with or into, or convey, transfer, spin-off, lease or otherwise dispose of assets to, any person (other than PGF or any of its subsidiaries or affiliates) in cases when the transaction would not have a material adverse effect on PGF and its subsidiaries taken as a whole; or

•	any direct or indirect subsidiary of PGF may merge or consolidate with or into, or convey, transfer, spin-off, lease or otherwise dispose of assets to, any other direct or indirect subsidiary of PGF or Petrobras; or

•	any direct or indirect subsidiary of PGF may liquidate or dissolve if PGF determines in good faith that the liquidation or dissolution is in the best interests of Petrobras, and would not result in a material adverse effect on PGF and its subsidiaries taken as a whole and if the liquidation or dissolution is part of a corporate reorganization of PGF or Petrobras.

PGF may omit to comply with any term, provision or condition set forth in certain covenants applicable to a series of the Notes or any term, provision or condition of the indenture, if before the time for the compliance the holders of at least a majority of the principal amount of the outstanding Notes of such series waive the compliance, but no waiver can operate except to the extent expressly waived, and, until a waiver becomes effective, PGF’s obligations and the duties of the trustee in respect of any such term, provision or condition will remain in full force and effect.

As used above, the following terms have the meanings set forth below:

“indebtedness” means any obligation (whether present or future, actual or contingent and including any guaranty) for the payment or repayment of money which has been borrowed or raised (including money raised by acceptances and all leases which, under IFRS, would be a capital lease obligation).

A “guaranty” means an obligation of a person to pay the indebtedness of another person including, without limitation:

•	an obligation to pay or purchase such indebtedness;

•	an obligation to lend money or to purchase or subscribe for shares or other securities or to purchase assets or services in order to provide funds for the payment of such indebtedness;

•	an indemnity against the consequences of a default in the payment of such indebtedness; or

•	any other agreement to be responsible for such indebtedness.

A “lien” means any mortgage, pledge, lien, hypothecation, security interest or other charge or encumbrance on any property or asset including, without limitation, any equivalent created or arising under applicable law.

A “PGF permitted lien” means any:

(a)	lien arising by operation of law, such as merchants’, maritime or other similar liens arising in PGF’s ordinary course of business or that of any subsidiary or lien in respect of taxes, assessments or other governmental charges that are not yet delinquent or that are being contested in good faith by appropriate proceedings;

(b)	lien arising from PGF’s obligations under performance bonds or surety bonds and appeal bonds or similar obligations incurred in the ordinary course of business and consistent with PGF’s past practice;

(c)	lien arising in the ordinary course of business in connection with indebtedness maturing not more than one year after the date on which that indebtedness was originally incurred and which is related to the financing of export, import or other trade transactions;

(d)	lien granted upon or with respect to any assets hereafter acquired by PGF or any subsidiary to secure the acquisition costs of those assets or to secure indebtedness incurred solely for the purpose of financing the acquisition of those assets, including any lien existing at the time of the acquisition of those assets, so long as the maximum amount so secured does not exceed the aggregate acquisition costs of all such assets or the aggregate indebtedness incurred solely for the acquisition of those assets, as the case may be;

(e)	lien granted in connection with indebtedness of a wholly-owned subsidiary owing to PGF or another wholly-owned subsidiary;

(f)	lien existing on any asset or on any stock of any subsidiary prior to the acquisition thereof by PGF or any subsidiary, so long as the lien is not created in anticipation of that acquisition;

(g)	lien existing as of the date of the twenty-third supplemental indenture, in the case of the 2022 Notes, and as of the date of the twenty-fourth supplemental indenture, in the case of the 2027 Notes;

(h)	lien resulting from the indenture or the guaranties, if any;

(i)	lien incurred in connection with the issuance of debt or similar securities of a type comparable to those already issued by PGF, on amounts of cash or cash equivalents on deposit in any reserve or similar account to pay interest on those securities for a period of up to 24 months as required by any rating agency as a condition to the rating agency rating those securities as investment grade;

(j)	lien granted or incurred to secure any extension, renewal, refinancing, refunding or exchange (or successive extensions, renewals, refinancings, refundings or exchanges), in whole or in part, of or for any indebtedness secured by liens referred to in paragraphs (a) through (i) above (but not paragraph (c)), so long as the lien does not extend to any other property, the principal amount of the indebtedness secured by the lien is not increased, and in the case of paragraphs (a), (b) and (f), the obligees meet the requirements of the applicable paragraph; and

(k)	lien in respect of indebtedness the principal amount of which in the aggregate, together with all other liens not otherwise qualifying as PGF permitted liens pursuant to another part of this definition of PGF permitted liens, does not exceed 20% of PGF’s consolidated total assets (as determined in accordance with IFRS) at any date as at which PGF’s balance sheet is prepared and published in accordance with applicable law.

A “wholly-owned subsidiary” means, with respect to any corporate entity, any person of which 100% of the outstanding capital stock (other than qualifying shares, if any) having by its terms ordinary voting power (not dependent on the happening of a contingency) to elect the board of directors (or equivalent controlling governing body) of that person, is at the time owned or controlled directly or indirectly by that corporate entity, by one or more wholly-owned subsidiaries of that corporate entity or by that corporate entity and one or more wholly-owned subsidiaries.

Optional Redemption

PGF will not be permitted to redeem the Notes before their stated maturity, except as set forth below. The Notes will not be entitled to the benefit of any sinking fund (we will not deposit money on a regular basis into any separate account to repay your Notes). In addition, you will not be entitled to require us to repurchase your Notes from you before the stated maturity.

On and after the redemption date, interest will cease to accrue on the Notes or any portion of the Notes called for redemption (unless we default in the payment of the redemption price and accrued interest). On or before the business day prior to any redemption date, we will deposit with the trustee money sufficient to pay the redemption price of and (unless the redemption date shall be an interest payment date) accrued interest to the redemption date on the Notes to be redeemed on such date. If less than all of the Notes of any series are to be redeemed, the Notes to be redeemed shall be selected by the trustee by such method as set forth in the indenture.

Optional Redemption With “Make-Whole” Amount for the Notes

PGF will have the right at our option to redeem the Notes, in whole or in part, at any time or from time to time prior to their maturity, on at least 30 days’ but not more than 60 days’ notice, at a redemption price equal to the greater of (i) 100% of the principal amount of such Notes and (ii) the sum of the present values of each remaining scheduled payment of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 50 basis points with respect to the 2022 Notes and 50 basis points with respect to the 2027 Notes (in each case, the “Make-Whole Amount”), plus in each case accrued interest on the principal amount of such Notes to the date of redemption.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity or interpolated maturity (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

“Comparable Treasury Issue” means the United States Treasury security or securities selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of such Notes.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by us.

“Comparable Treasury Price” means, with respect to any redemption date (i) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotation or (ii) if the Independent Investment Banker obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Reference Treasury Dealer” means each of Citigroup Global Markets Inc., HSBC Securities (USA) Inc. and Morgan Stanley & Co. LLC or their respective affiliates, which are primary United States government securities dealers, and two other leading primary United States government securities dealers in New York City reasonably designated by us in writing; provided, however, that if any of the foregoing shall cease to be a primary United States government securities dealer in New York City (a “Primary Treasury Dealer”), we will substitute therefor another Primary Treasury Dealer.

“Reference Treasury Dealer Quotation” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker by such Reference Treasury Dealer at 3:30 p.m. New York City time on the third business day preceding such redemption date.

On and after the redemption date, interest will cease to accrue on the Notes or any portion of the Notes called for redemption (unless we default in the payment of the redemption price and accrued interest). On or before the redemption date, we will deposit with the trustee money sufficient to pay the redemption price of and (unless the redemption date shall be an interest payment date) accrued interest to the redemption date on the Notes to be redeemed on such date. If less than all of the Notes of any series are to be redeemed, the Notes to be redeemed shall be selected by the trustee by such method as set forth in the indenture.

Redemption for Taxation Reasons

We have the option, subject to certain conditions, to redeem each series of the Notes in whole at their principal amount, plus accrued and unpaid interest, if any, to the relevant date of redemption, if and when, as a result of a change in, execution of, or amendment to, any laws or treaties or the official application or interpretation of any laws or treaties, we would be required to pay additional amounts related to the deduction of certain withholding taxes in respect of certain payments on such series of the Notes. See “Description of Debt Securities—Special Situations—Optional Tax Redemption” in the accompanying prospectus.

The Optional Tax Redemption set forth in the accompanying prospectus shall apply with the reincorporation of PGF being treated as the adoption of a successor entity. Such redemption shall not be available if the reincorporation was performed in anticipation of a change in, execution of or amendment to any laws or treaties or the official application or interpretation of any laws or treaties in such new jurisdiction of incorporation that would result in the obligation to pay additional amounts.

Further Issuances

The indenture by its terms does not limit the aggregate principal amount of securities that may be issued under it and permits the issuance, from time to time, of additional notes (also referred to as add-on Notes) of the same series as those offered under this prospectus supplement. The ability to issue add-on Notes is subject to several requirements, however, including that (i) no event of default under the indenture or event that with the passage of time or other action may become an event of default (such event being a “default”) will have occurred and then be continuing or will occur as a result of that additional issuance and (ii) the add-on Notes will rank pari passu and have equivalent terms and benefits as the Notes offered under this prospectus supplement except for the price to the public and the issue date. Any add-on Notes with respect to any series of the Notes will be part of the same series as such Notes that PGF is currently offering and the holders will vote on all matters in relation to the applicable Notes as a single series.

Covenant Defeasance

Any restrictive covenants of the indenture may be defeased as described in the accompanying prospectus.

Conversion

The Notes will not be convertible into, or exchangeable for, any other securities.

Listing

PGF intends to apply to have the Notes approved for listing on the NYSE.

Currency Rate Indemnity

PGF has agreed that, if a judgment or order made by any court for the payment of any amount in respect of any Notes is expressed in a currency (the “judgment currency”) other than U.S. dollars (the “denomination currency”), PGF will indemnify the relevant holder and the trustee against any deficiency arising from any variation in rates of exchange between the date as of which the denomination currency is notionally converted into the judgment currency for the purposes of the judgment or order and the date of actual payment. This indemnity will constitute a separate and independent obligation from PGF’s other obligations under the indenture, will give rise to a separate and independent cause of action, will apply irrespective of any indulgence granted from time to time and will continue in full force and effect notwithstanding any judgment or order for a liquidated sum or sums in respect of amounts due in respect of the relevant Note or under any judgment or order described above.

The Trustee, Paying Agent and Transfer Agent

The Bank of New York Mellon, a New York banking corporation, is the trustee under the indenture and has been appointed by PGF as registrar, paying agent and transfer agent with respect to the Notes. The address of the trustee is 101 Barclay Street, 7E, New York, New York 10286. PGF will at all times maintain a paying agent in New York City until the Notes are paid.

Any corporation or association into which the trustee or any agent named above may be merged or converted or with which it may be consolidated, or any corporation or association resulting from any merger, conversion or consolidation to which the trustee or any agent shall be a party, or any corporation or association to which all or substantially all of the corporate trust business of the trustee or any agent may be sold or otherwise transferred, shall be the successor trustee or relevant agent, as applicable, hereunder without any further act.

DESCRIPTION OF THE GUARANTIES

General

In connection with the execution and delivery of the twenty-third supplemental indenture, the twenty-fourth supplemental indenture and the Notes offered by this prospectus supplement, Petrobras will guarantee the 2022 Notes and the 2027 Notes (the “guaranties”) for the benefit of the holders.

The guaranties will provide that Petrobras will unconditionally and irrevocably guarantee the Notes on the terms and conditions described below.

The following summary describes the material provisions of the guaranties. You should read the more detailed provisions of the applicable guaranty, including the defined terms, for provisions that may be important to you. This summary is subject to, and qualified in its entirety by reference to, the provisions of the applicable guaranty.

Despite the Brazilian government’s ownership interest in Petrobras, the Brazilian government is not responsible in any manner for PGF’s obligations under the 2022 Notes or the 2027 Notes, as applicable, or Petrobras’s obligations under the guaranties.

Ranking

The obligations of Petrobras under the guaranties will constitute general unsecured obligations of Petrobras which at all times will rank pari passu with all other senior unsecured obligations of Petrobras that are not, by their terms, expressly subordinated in right of payment to the obligations of Petrobras under the guaranties.

In addition, Petrobras’s obligations under the guaranties of the Notes rank, and will rank, pari passu with its obligations in respect of outstanding and future guaranties of indebtedness issued by PGF.

Nature of Obligation

Petrobras will unconditionally and irrevocably guarantee (by way of a first demand guarantee) the full and punctual payment when due, whether at the maturity date of the Notes, or earlier or later by acceleration or otherwise, of all of PGF’s obligations now or hereafter existing under the indenture and the Notes, whether for principal, interest, make-whole premium, fees, indemnities, costs, expenses, tax payments or otherwise (such obligations being referred to as the “guaranteed obligations”).

The obligation of Petrobras to pay amounts in respect of the guaranteed obligations will be absolute and unconditional (thus waiving any benefits of order set forth under Brazilian law) upon failure of PGF to make, at the maturity date of the Notes or earlier upon any acceleration or otherwise of the applicable Notes in accordance with the terms of the indenture, any payment in respect of principal, interest or other amounts due under the indenture and the applicable series of the Notes on the date any such payment is due. If PGF fails to make payments to the trustee in respect of the guaranteed obligations, Petrobras will, upon notice from the trustee, immediately pay to the trustee such amount of the guaranteed obligations payable under the indenture and the Notes. All amounts payable by Petrobras under the guaranties will be payable in U.S. dollars and in immediately available funds to the trustee. Petrobras will not be relieved of its obligations under any guaranty unless and until the trustee receives all amounts required to be paid by Petrobras under such guaranty (and any related event of default under the indenture has been cured), including payment of the total non-payment overdue interest.

Events of Default

There are no events of default under the guaranties. The twenty-third supplemental indenture and the twenty-fourth supplemental indenture, however, contain events of default relating to Petrobras that may trigger an event of default and acceleration of the 2022 Notes or the 2027 Notes. See “Description of the Notes—Events of Default.” Upon any such acceleration (including any acceleration arising out of the insolvency or similar events relating to Petrobras), if PGF fails to pay all amounts then due under the 2022 Notes or the 2027 Notes, as applicable, and the indenture, Petrobras will be obligated to make such payments pursuant to the relevant guaranty.

Covenants

For so long as any of the 2022 Notes or the 2027 Notes, as applicable, are outstanding and Petrobras has obligations under the guaranties, Petrobras will, and will cause each of its subsidiaries, as applicable, to comply with the terms of the following covenants:

Performance Obligations under the Guaranties and Indenture

Petrobras will pay all amounts owed by it and comply with all its other obligations under the terms of the relevant guaranty and the indenture in accordance with the terms of those agreements.

Maintenance of Corporate Existence

Petrobras will maintain in effect its corporate existence and all necessary registrations and take all actions to maintain all rights, privileges, titles to property, franchises, concessions and the like necessary or desirable in the normal conduct of its business, activities or operations. However, this covenant will not require Petrobras to maintain any such right, privilege, title to property or franchise if the failure to do so does not, and will not, have a material adverse effect on Petrobras taken as a whole or have a materially adverse effect on the rights of the holders of the Notes.

Maintenance of Office or Agency

So long as a series of the Notes is outstanding, Petrobras will maintain in the Borough of Manhattan, The City of New York, an office or agency where notices to and demands upon Petrobras in respect of the guaranty for such series may be served. Initially this office will be located at Petrobras’s existing principal U.S. office at 570 Lexington Avenue, 43rd Floor, New York, New York 10022-6837. Petrobras will agree not to change the designation of their office without prior written notice to the trustee and designation of a replacement office in the same general location.

Ranking

Petrobras will ensure at all times that its obligations under the guaranties will be its general senior unsecured and unsubordinated obligations and will rank pari passu, without any preferences among themselves, with all other present and future senior unsecured and unsubordinated obligations of Petrobras (other than obligations preferred by statute or by operation of law) that are not, by their terms, expressly subordinated in right of payment to the obligations of Petrobras under the guaranties.

Provision of Financial Statements and Reports

Petrobras will provide to the trustee, in English or accompanied by a certified English translation thereof, (i) within 90 calendar days after the end of each fiscal quarter (other than the fourth quarter), its unaudited and consolidated balance sheet and statement of income calculated in accordance with IFRS, and (ii) within 120 calendar days after the end of each fiscal year, its audited and consolidated balance sheet and statement of income calculated in accordance with IFRS. As long as the financial statements or reports are publicly available and accessible electronically by the trustee, the filing or electronic publication of such financial statements or reports will comply with the Petrobras’s obligation to deliver such statements and reports to the trustee. The trustee will have no obligation to determine if and when Petrobras’s financial statements or reports, if any, are publicity available and accessible electronically.

Along with each such financial statement or report, if any, Petrobras will provide an officers’ certificate stating that a review of Petrobras’s and PGF’s activities has been made during the period covered by such financial statements with a view to determining whether Petrobras and PGF have kept, observed, performed and fulfilled their covenants and agreements under the guaranties and the indenture, as applicable, and that no event of default has occurred during such period.

In addition, whether or not Petrobras is required to file reports with the SEC, Petrobras will file with the SEC and deliver to the trustee (for redelivery to all holders of the Notes, upon written request, of the 2022 Notes or the 2027 Notes, as applicable) all reports and other information it would be required to file with the SEC under the Exchange Act if it were subject to those regulations. If the SEC does not permit the filing described above, Petrobras will provide annual and interim reports and other information to the trustee within the same time periods that would be applicable if Petrobras were required and permitted to file these reports with the SEC.

Delivery of these reports, information and documents to the trustee is for informational purposes only and the trustee’s receipt of any of those shall not constitute constructive notice of any information contained in them or determinable from information contained therein, including Petrobras’s compliance with any of its covenants in the guaranties (as to which the trustee is entitled to rely exclusively on officer’s certificates).

Negative Pledge

So long as any Note remains outstanding, Petrobras will not create or permit any lien, other than a Petrobras permitted lien, on any of its assets to secure (i) any of its indebtedness or (ii) the indebtedness of any other person, unless Petrobras contemporaneously creates or permits the lien to secure equally and ratably its obligations under the guaranties or Petrobras provides other security for its obligations under the guaranties as is duly approved by a resolution of the holders of each series of the Notes in accordance with the indenture. In addition, Petrobras will not allow any of its material subsidiaries to create or permit any lien, other than a Petrobras permitted lien, on any of Petrobras’s assets to secure (i) any of its indebtedness, (ii) any of the material subsidiary’s indebtedness or (iii) the indebtedness of any other person, unless Petrobras contemporaneously creates or permits the lien to secure equally and ratably Petrobras’s obligations under the guaranties or Petrobras provides such other security for its obligations under the guaranties as is duly approved by a resolution of the holders of each series of the Notes in accordance with the indenture.

As used in this “Negative Pledge” section, the following terms have the respective meanings set forth below:

A “guaranty” means an obligation of a person to pay the indebtedness of another person including without limitation:

•	an obligation to pay or purchase such indebtedness;

•	an obligation to lend money, to purchase or subscribe for shares or other securities or to purchase assets or services in order to provide funds for the payment of such indebtedness;

•	an indemnity against the consequences of a default in the payment of such indebtedness; or

•	any other agreement to be responsible for such indebtedness.

“Indebtedness” means any obligation (whether present or future, actual or contingent and including, without limitation, any guaranty) for the payment or repayment of money which has been borrowed or raised (including money raised by acceptances and all leases which, under generally accepted accounting principles in the country of incorporation of the relevant obligor, would constitute a capital lease obligation).

A “lien” means any mortgage, pledge, lien, hypothecation, security interest or other charge or encumbrance on any property or asset including, without limitation, any equivalent created or arising under applicable law.

A “project financing” of any project means the incurrence of indebtedness relating to the exploration, development, expansion, renovation, upgrade or other modification or construction of such project pursuant to which the providers of such indebtedness or any trustee or other intermediary on their behalf or beneficiaries designated by any such provider, trustee or other intermediary are granted security over one or more qualifying assets relating to such project for repayment of principal, premium and interest or any other amount in respect of such indebtedness.

A “qualifying asset” in relation to any project means:

•	any concession, authorization or other legal right granted by any governmental authority to Petrobras or any of Petrobras’s subsidiaries, or any consortium or other venture in which Petrobras or any subsidiary has any ownership or other similar interest;

•	any drilling or other rig, any drilling or production platform, pipeline, marine vessel, vehicle or other equipment or any refinery, oil or gas field, processing plant, real property (whether leased or owned), right of way or plant or other fixtures or equipment;

•	any revenues or claims that arise from the operation, failure to meet specifications, failure to complete, exploitation, sale, loss or damage to, such concession, authorization or other legal right or such drilling or other rig, drilling or production platform, pipeline, marine vessel, vehicle or other equipment or refinery, oil or gas field, processing plant, real property, right of way, plant or other fixtures or equipment or any contract or agreement relating to any of the foregoing or the project financing of any of the foregoing (including insurance policies, credit support arrangements and other similar contracts) or any rights under any performance bond, letter of credit or similar instrument issued in connection therewith;

•	any oil, gas, petrochemical or other hydrocarbon-based products produced or processed by such project, including any receivables or contract rights arising therefrom or relating thereto and any such product (and such receivables or contract rights) produced or processed by other projects, fields or assets to which the lenders providing the project financing required, as a condition therefore, recourse as security in addition to that produced or processed by such project; and

•	shares or other ownership interest in, and any subordinated debt rights owing to Petrobras by, a special purpose company formed solely for the development of a project, and whose principal assets and business are constituted by such project and whose liabilities solely relate to such project.

A “Petrobras permitted lien” means a:

(a)	lien granted in respect of indebtedness owed to the Brazilian government, Banco Nacional de Desenvolvimento Econômico e Social or any official government agency or department of Brazil or of any state or region of Brazil;

(b)	lien arising by operation of law, such as merchants’, maritime or other similar liens arising in Petrobras’s ordinary course of business or that of any subsidiary or lien in respect of taxes, assessments or other governmental charges that are not yet delinquent or that are being contested in good faith by appropriate proceedings;

(c)	lien arising from Petrobras’s obligations under performance bonds or surety bonds and appeal bonds or similar obligations incurred in the ordinary course of business and consistent with Petrobras’s past practice;

(d)	lien arising in the ordinary course of business in connection with indebtedness maturing not more than one year after the date on which that indebtedness was originally incurred and which is related to the financing of export, import or other trade transactions;

(e)	lien granted upon or with respect to any assets hereafter acquired by Petrobras or any subsidiary to secure the acquisition costs of those assets or to secure indebtedness incurred solely for the purpose of financing the acquisition of those assets, including any lien existing at the time of the acquisition of those assets, so long as the maximum amount so secured will not exceed the aggregate acquisition costs of all such assets or the aggregate indebtedness incurred solely for the acquisition of those assets, as the case may be;

(f)	lien granted in connection with the indebtedness of a wholly-owned subsidiary owing to Petrobras or another wholly-owned subsidiary;

(g)	lien existing on any asset or on any stock of any subsidiary prior to its acquisition by Petrobras or any subsidiary so long as that lien is not created in anticipation of that acquisition;

(h)	lien over any qualifying asset relating to a project financed by, and securing indebtedness incurred in connection with, the project financing of that project by Petrobras, any of Petrobras’s subsidiaries or any consortium or other venture in which Petrobras or any subsidiary has any ownership or other similar interest;

(i)	lien existing as of the date of the twenty-third supplemental indenture, in the case of the 2022 Notes and as of the date of the twenty-fourth supplemental indenture, in the case of the 2027 Notes;

(j)	lien resulting from the indenture, the Notes and the guaranties, if any;

(k)	lien incurred in connection with the issuance of debt or similar securities of a type comparable to those already issued by Petrobras, on amounts of cash or cash equivalents on deposit in any reserve or similar account to pay interest on such securities for a period of up to 24 months as required by any rating agency as a condition to such rating agency rating such securities investment grade, or as is otherwise consistent with market conditions at such time;

(l)	lien granted or incurred to secure any extension, renewal, refinancing, refunding or exchange (or successive extensions, renewals, refinancings, refundings or exchanges), in whole or in part, of or for any indebtedness secured by any lien referred to in paragraphs (a) through (k) above (but not paragraph (d)), provided that such lien does not extend to any other property, the principal amount of the indebtedness secured by the lien is not increased, and in the case of paragraphs (a), (b), (c) and (g), the obligees meet the requirements of that paragraph, and in the case of paragraph (h), the indebtedness is incurred in connection with a project financing by Petrobras, any of Petrobras’s subsidiaries or any consortium or other venture in which Petrobras or any subsidiary have any ownership or other similar interest; and

(m)	lien in respect of indebtedness the principal amount of which in the aggregate, together with all liens not otherwise qualifying as Petrobras permitted liens pursuant to another part of this definition of Petrobras permitted liens, does not exceed 20% of Petrobras’s consolidated total assets (as determined in accordance with IFRS) at any date as at which Petrobras’s balance sheet is prepared and published in accordance with applicable law.

A “wholly-owned subsidiary” means, with respect to any corporate entity, any person of which 100% of the outstanding capital stock (other than qualifying shares, if any) having by its terms ordinary voting power (not dependent on the happening of a contingency) to elect the board of directors (or equivalent controlling governing body) of that person is at the time owned or controlled directly or indirectly by that corporate entity, by one or more wholly-owned subsidiaries of that corporate entity or by that corporate entity and one or more wholly-owned subsidiaries.

A “material subsidiary” means a subsidiary of Petrobras which on any given date of determination accounts for more than 15% of Petrobras’s total consolidated assets (as set forth on Petrobras’s most recent balance sheet prepared in accordance with IFRS).

Limitation on Consolidation, Merger, Sale or Conveyance

Petrobras will not, in one or a series of transactions, consolidate or amalgamate with or merge into any corporation or convey, lease, spin-off or transfer substantially all of its properties, assets or revenues to any person or entity (other than a direct or indirect subsidiary of Petrobras) or permit any person (other than a direct or indirect subsidiary of Petrobras) to merge with or into it unless:

•	either Petrobras is the continuing entity or the person (the “successor company”) formed by such consolidation or into which Petrobras is merged or that acquired (through a transfer of assets, a spin-off or otherwise) or leased such property or assets of Petrobras will assume (jointly and severally with Petrobras unless Petrobras will have ceased to exist as a result of such merger, consolidation or amalgamation), by an amendment to the applicable guaranty, all of Petrobras’s obligations under such guaranty;

•	the successor company (jointly and severally with Petrobras unless Petrobras will have ceased to exist as part of such merger, consolidation or amalgamation) agrees to indemnify each holder against any tax, assessment or governmental charge thereafter imposed on such holder solely as a consequence of such consolidation, merger, conveyance, spin-off, transfer or lease with respect to the payment of principal of, or interest on, the 2022 Notes or the 2027 Notes, as applicable;

•	immediately after giving effect to the transaction, no event of default, and no default has occurred and is continuing; and

•	Petrobras has delivered to the trustee an officers’ certificate and an opinion of counsel, each stating that that such merger, consolidation, sale, spin-off, transfer or other conveyance or disposition and the amendment to the applicable guaranty comply with the terms of the applicable guaranty and that all conditions precedent provided for in such guaranty and relating to such transaction have been complied with.

Notwithstanding anything to the contrary in the foregoing, so long as no default or event of default under the indenture or the 2022 Notes or the 2027 Notes, as applicable, has occurred and is continuing at the time of such proposed transaction or would result therefrom and Petrobras has delivered notice of any such transaction to the trustee:

•	Petrobras may merge, amalgamate or consolidate with or into, or convey, transfer, spin-off, lease or otherwise dispose of all or substantially all of its properties, assets or revenues to a direct or indirect subsidiary of Petrobras in cases when Petrobras is the surviving entity in such transaction and such transaction would not have a material adverse effect on Petrobras and its subsidiaries taken as whole, it being understood that if Petrobras is not the surviving entity, Petrobras will be required to comply with the requirements set forth in the previous paragraph;

•	any direct or indirect subsidiary of Petrobras may merge or consolidate with or into, or convey, transfer, spin-off, lease or otherwise dispose of assets to, any person (other than Petrobras or any of its subsidiaries or affiliates) in cases when such transaction would not have a material adverse effect on Petrobras and its subsidiaries taken as a whole;

•	any direct or indirect subsidiary of Petrobras may merge or consolidate with or into, or convey, transfer, lease or otherwise dispose of assets to, any other direct or indirect subsidiary of Petrobras; or

•	any direct or indirect subsidiary of Petrobras may liquidate or dissolve if Petrobras determines in good faith that such liquidation or dissolution is in the best interests of Petrobras, and would not result in a material adverse effect on Petrobras and its subsidiaries taken as a whole and if such liquidation or dissolution is part of a corporate reorganization of Petrobras.

Amendments

The guaranties may only be amended or waived in accordance with their terms pursuant to a written document which has been duly executed and delivered by Petrobras and the trustee, acting on behalf of the holders of the 2022 Notes or the 2027 Notes, as applicable. Because the guaranties form part of the indenture, they may be amended by Petrobras and the trustee, in some cases without the consent of the holders of the applicable Notes. See “Description of Debt Securities—Special Situations—Modification and Waiver” in the accompanying prospectus.

Except as contemplated above, the indenture will provide that the trustee may execute and deliver any other amendment to the guaranties or grant any waiver thereof only with the consent of the holders of a majority in aggregate principal amount of the 2022 Notes or the 2027 Notes then outstanding, as applicable.

Governing Law

The guaranties will be governed by the laws of the State of New York.

Jurisdiction

Petrobras has consented to the non-exclusive jurisdiction of any court of the State of New York or any U.S. federal court sitting in the Borough of Manhattan, The City of New York, New York, United States and any appellate court from any thereof. Service of process in any action or proceeding brought in such New York State federal court sitting in New York City may be served upon Petrobras at Petrobras’s New York office located at 570 Lexington Avenue, 43rd Floor, New York, New York 10022-6837. The guaranties provide that if Petrobras no longer maintains an office in New York City, then it will appoint a replacement process agent within New York City as its authorized agent upon which process may be served in any action or proceeding.

Waiver of Immunities

To the extent that Petrobras may in any jurisdiction claim for itself or its assets immunity from a suit, execution, attachment, whether in aid of execution, before judgment or otherwise, or other legal process in connection with the guaranties (or any document delivered pursuant thereto) and to the extent that in any jurisdiction there may be immunity attributed to Petrobras, PGF or their assets, whether or not claimed, Petrobras has irrevocably agreed with the trustee, for the benefit of the holders, not to claim, and to irrevocably waive, the immunity to the full extent permitted by law.

Currency Rate Indemnity

Petrobras has agreed that, if a judgment or order made by any court for the payment of any amount in respect of any of its obligations under the guaranties is expressed in a currency (the “judgment currency”) other than U.S. dollars (the “denomination currency”), Petrobras will indemnify the relevant holder and the trustee against any deficiency arising from any variation in rates of exchange between the date as of which the denomination currency is notionally converted into the judgment currency for the purposes of the judgment or order and the date of actual payment. This indemnity will constitute a separate and independent obligation from Petrobras’s other obligations under the guaranties, will give rise to a separate and independent cause of action, will apply irrespective of any indulgence granted from time to time and will continue in full force and effect.

CLEARANCE AND SETTLEMENT

Book-Entry Issuance

Except under the limited circumstances described in the accompanying prospectus, all Notes will be book-entry notes. This means that the actual purchasers of the Notes will not be entitled to have the Notes registered in their names and will not be entitled to receive physical delivery of the Notes in definitive (paper) form. Instead, upon issuance, all the Notes will be represented by one or more fully registered global notes.

Each global note will be deposited directly with The Depository Trust Company, a securities depositary, and will be registered in the name of DTC’s nominee. Global notes may also be deposited indirectly with Clearstream, Luxembourg and Euroclear, as indirect participants of DTC. For background information regarding DTC and Clearstream, Luxembourg and Euroclear, see “—The Depository Trust Company” and “—Clearstream, Luxembourg and Euroclear” below. No global note representing book-entry notes may be transferred except as a whole by DTC to a nominee of DTC, or by a nominee of DTC to another nominee of DTC. Thus, DTC will be the only registered holder of the Notes and will be considered the sole representative of the beneficial owners of the Notes for purposes of the indenture. For an explanation of the situations in which a global note will terminate and interests in it will be exchanged for physical certificates representing the Notes, see “Legal Ownership—Global Securities” in the accompanying prospectus.

The registration of the global notes in the name of DTC’s nominee will not affect beneficial ownership and is performed merely to facilitate subsequent transfers. The book-entry system, which is also the system through which most publicly traded common stock is held in the United States, is used because it eliminates the need for physical movement of securities certificates. The laws of some jurisdictions, however, may require some purchasers to take physical delivery of their Notes in definitive form. These laws may impair the ability of beneficial holders to transfer the Notes.

In this prospectus supplement, unless and until definitive (paper) notes are issued to the beneficial owners as described in the accompanying prospectus, all references to “registered holders” of Notes shall mean DTC. PGF, Petrobras, the trustee and any paying agent, transfer agent, registrar or other agent may treat DTC as the absolute owner of the Notes for all purposes.

Primary Distribution

Payment Procedures

Payment for the Notes will be made on a delivery versus payment basis.

Clearance and Settlement Procedures

DTC participants that hold securities through DTC on behalf of investors will follow the settlement practices applicable to United States corporate debt obligations in DTC’s Same-Day Funds Settlement System. Notes will be credited to the securities custody accounts of these DTC participants against payment in the same-day funds, for payments in U.S. dollars, on the settlement date.

Secondary Market Trading

We understand that secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC’s rules. Secondary market trading will be settled using procedures applicable to United States corporate debt obligations in DTC’s Same-Day Funds Settlement System. If payment is made in U.S. dollars, settlement will be free of payment. If payment is made in other than U.S. dollars, separate payment arrangements outside of the DTC system must be made between the DTC participants involved.

The Depository Trust Company

The policies of DTC will govern payments, transfers, exchange and other matters relating to the beneficial owner’s interest in the Notes held by that owner. Neither the Trustee, Registrar, Paying Agent and Transfer Agent nor we have any responsibility for any aspect of the actions of DTC or any of their direct or indirect participants. Neither the Trustee, Registrar, Paying Agent and Transfer Agent nor we have any responsibility for any aspect of the records kept by DTC or any of their direct or indirect participants. In addition, neither the Trustee, Registrar, Paying Agent and Transfer Agent nor we supervise DTC in any way. DTC and their participants perform these clearance and settlement functions under agreements they have made with one another or with their customers. Investors should be aware that DTC and its participants are not obligated to perform these procedures and may modify them or discontinue them at any time. The description of the clearing systems in this section reflects our understanding of the rules and procedures of DTC as they are currently in effect. DTC could change its rules and procedures at any time.

DTC has advised us as follows:

•	DTC is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

•	DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to accounts of its participants. This eliminates the need for physical movement of certificates.

•	Participants in DTC include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. DTC is partially owned by some of these participants or their representatives.

•	Indirect access to the DTC system is also available to banks, brokers, dealers and trust companies that have relationships with participants.

•	The rules applicable to DTC and DTC participants are on file with the SEC.

Clearstream, Luxembourg and Euroclear

Clearstream, Luxembourg has advised that: it is a duly licensed bank organized as a société anonyme incorporated under the laws of Luxembourg and is subject to regulation by the Luxembourg Commission for the supervision of the financial sector (Commission de surveillance du secteur financier); it holds securities for its customers and facilitates the clearance and settlement of securities transactions among them, and does so through electronic book-entry transfers between the accounts of its customers, thereby eliminating the need for physical movement of certificates; it provides other services to its customers, including safekeeping, administration, clearance and settlement of internationally traded securities and lending and borrowing of securities; it interfaces with the domestic markets in over 30 countries through established depositary and custodial relationships; its customers include worldwide securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other professional financial intermediaries; its U.S. customers are limited to securities brokers and dealers and banks; and indirect access to the Clearstream, Luxembourg system is also available to others that clear through Clearstream, Luxembourg customers or that have custodial relationships with its customers, such as banks, brokers, dealers and trust companies.

Euroclear has advised that: it is incorporated under the laws of Belgium as a bank and is subject to regulation by the Belgian Banking and Finance Commission (Commission Bancaire et Financière) and the National Bank of Belgium (Banque Nationale de Belgique); it holds securities for its participants and facilitates the clearance and settlement of securities transactions among them; it does so through simultaneous electronic book-entry delivery against payments, thereby eliminating the need for physical movement of certificates; it provides other services to its participants, including credit, custody, lending and borrowing of securities and tri-party collateral management; it interfaces with the domestic markets of several countries; its customers include banks, including central banks, securities brokers and dealers, banks, trust companies and clearing corporations and certain other professional financial intermediaries; indirect access to the Euroclear system is also available to others that clear through Euroclear customers or that have custodial relationships with Euroclear customers; and all securities in Euroclear are held on a fungible basis, which means that specific certificates are not matched to specific securities clearance accounts.

Clearance and Settlement Procedures

We understand that investors that hold their Notes through Clearstream, Luxembourg or Euroclear accounts will follow the settlement procedures that are applicable to securities in registered form. Notes will be credited to the securities custody accounts of Clearstream, Luxembourg and Euroclear participants on the business day following the settlement date for value on the settlement date. They will be credited either free of payment or against payment for value on the settlement date.

We understand that secondary market trading between Clearstream, Luxembourg and/or Euroclear participants will occur in the ordinary way following the applicable rules and operating procedures of Clearstream, Luxembourg and Euroclear. Secondary market trading will be settled using procedures applicable to securities in registered form.

You should be aware that investors will only be able to make and receive deliveries, payments and other communications involving the Notes through Clearstream, Luxembourg and Euroclear on business days. Those systems may not be open for business on days when banks, brokers and other institutions are open for business in the United States or Brazil.

Because of time zone differences, the securities account of a Euroclear or Clearstream, Luxembourg participant purchasing an interest in a global note from a participant in DTC will be credited and reported to the relevant Euroclear or Clearstream, Luxembourg participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised us that cash received in Euroclear or Clearstream, Luxembourg as a result of sales of interests in a global note by or through a Euroclear or Clearstream, Luxembourg participant to a participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream, Luxembourg cash account only as of the business day for Euroclear or Clearstream, Luxembourg following DTC’s settlement date.

Clearstream, Luxembourg or Euroclear will credit payments to the cash accounts of participants in Clearstream, Luxembourg or Euroclear in accordance with the relevant systemic rules and procedures, to the extent received by its depositary. Clearstream, Luxembourg or the Euroclear, as the case may be, will take any other action permitted to be taken by a registered holder under the indenture on behalf of a Clearstream, Luxembourg or Euroclear participant only in accordance with its relevant rules and procedures.

Clearstream, Luxembourg and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of the debt securities among participants of Clearstream, Luxembourg and Euroclear. However, they are under no obligation to perform or continue to perform those procedures, and they may discontinue those procedures at any time.

UNDERWRITING

Under the terms and subject to the conditions contained in the underwriting agreement dated January 9, 2017, by and among PGF, Petrobras and Banco Bradesco BBI S.A., Citigroup Global Markets Inc., HSBC Securities (USA) Inc., Itau BBA USA Securities, Inc. and Morgan Stanley & Co. LLC, as underwriters, each underwriter has severally and not jointly agreed to purchase, and PGF has agreed to sell to the underwriters, the number of Notes set forth opposite the name of such underwriters below:

Underwriters	Principal Amount 2022 Notes		Principal Amount 2027 Notes
Banco Bradesco BBI S.A.	U.S.$	400,000,000	U.S.$	400,000,000
Citigroup Global Markets Inc.		400,000,000		400,000,000
HSBC Securities (USA) Inc.		400,000,000		400,000,000
Itau BBA USA Securities, Inc.		400,000,000		400,000,000
Morgan Stanley & Co. LLC		400,000,000		400,000,000

Total	U.S.$	2,000,000,000	U.S.$	2,000,000,000

Banco Bradesco BBI S.A. is not a broker-dealer registered with the SEC, and therefore may not make sales of any Notes in the United States or to U.S. persons except in compliance with applicable U.S. laws and regulations. To the extent that Banco Bradesco BBI S.A. intends to effect sales of the Notes in the United States, it will do so only through Bradesco Securities Inc. or one or more U.S. registered broker dealers, or otherwise as permitted by applicable U.S. law.

The underwriting agreement provides that the obligation of the underwriters to pay for and accept delivery of the Notes is subject to, among other conditions, the delivery of certain legal opinions by its counsel. The underwriters are obligated to take and pay for all of the Notes offered by this prospectus supplement if any Notes are taken. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of the non-defaulting underwriters may be increased or the offering of the Notes may be terminated. The Notes will initially be offered at the price indicated on the cover page of this prospectus supplement. After the initial offering of the Notes, the offering price and other selling terms may from time to time be varied by the underwriters. The Notes may be offered and sold through certain of the underwriters’ affiliates.

The underwriting agreement provides that PGF and Petrobras will indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and will contribute to payments the underwriters may be required to make in respect of the underwriting agreement.

PGF has been advised by the underwriters that the underwriters intend to make a market in the Notes as permitted by applicable laws and regulations. The underwriters are not obligated, however, to make a market in the Notes and any such market-making may be discontinued at any time at the sole discretion of the underwriters. In addition, such market-making activity will be subject to the limits imposed by the Exchange Act. Accordingly, no assurance can be given as to the liquidity of, or the development or continuation of trading markets for, the Notes.

In connection with this offering, certain persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. Specifically, the underwriters may bid for and purchase Notes in the open market to stabilize the price of the Notes. The underwriters may also over-allot this offering, creating a short position, and may bid for and purchase Notes in the open market to cover the short position. These activities may stabilize and maintain the market price of the Notes above market levels that may otherwise prevail. The underwriters are not required to engage in these activities, and may end these activities at any time.

The underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with Petrobras, PGF and their affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. In particular, certain of the underwriters and/or their affiliates may hold Old Notes, which may be purchased with proceeds of this offering. If any of the underwriters or their affiliates has a lending relationship with us, certain of those underwriters or their affiliates routinely hedge, and certain other of those underwriters or their affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, these underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the Notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the Notes offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

The underwriters and/or their affiliates may acquire the Notes for their own accounts. Such acquisitions may have an effect on demand for and the price of the Notes.

The expenses of the offering, excluding the underwriting discount, are estimated to be U.S$2.6 million and will be borne by PGF.

Petrobras has been advised by the underwriters that they propose to offer the Notes initially at the public offering price set forth on the cover page of this prospectus supplement and to dealers at that price less a selling concession not in excess of 0.300% of the principal amount of the Notes. After the initial public offering of the Notes, the public offering price and concession and discount to dealers may be changed.

Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the pricing date will be required, by virtue of the fact that the Notes initially will settle in five business days (T+5), to specify alternative settlement arrangements to prevent a failed settlement.

The Notes are offered for sale in the United States and other jurisdictions where it is legal to make these offers. The distribution of this prospectus supplement and the accompanying prospectus, and the offering of the Notes in certain jurisdictions may be restricted by law. Persons into whose possession this prospectus supplement and the accompanying prospectus come and investors in the Notes should inform themselves about and observe any of these restrictions. This prospectus supplement and the accompanying prospectus do not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation.

The underwriters have agreed that they have not offered, sold or delivered, and they will not offer, sell or deliver any of the Notes, directly or indirectly, or distribute this prospectus supplement, the accompanying prospectus or any other offering material relating to the Notes, in or from any jurisdiction except under circumstances that will, to the best knowledge and belief of the underwriters, after reasonable investigation, result in compliance with the applicable laws and regulations of such jurisdiction and which will not impose any obligations on PGF except as set forth in the underwriting agreement.

Neither PGF nor the underwriters have represented that the Notes may be lawfully sold in compliance with any applicable registration or other requirements in any jurisdiction, or pursuant to an exemption, or assumes any responsibility for facilitating these sales.

Conflicts of Interest

Banco Bradesco BBI S.A., Citigroup Global Markets Inc., HSBC Securities (USA) Inc., Itau BBA USA Securities, Inc. and Morgan Stanley & Co. LLC are acting as dealer managers in connection with the Tender Offer. See “The Offering—Tender Offer.”

General

No action has been or will be taken in any jurisdiction other than the United States by PGF or any underwriter that would, or is intended to, permit a public offering of the Notes, or possession or distribution of this prospectus supplement or any other offering material, in any country or jurisdiction where action for that purpose is required. Persons outside the United States into whose hands this prospectus supplement comes are required by PGF and the underwriters to comply with all applicable laws and regulations in each country or jurisdiction in which they purchase, offer, sell or deliver Notes or have in their possession, distribute or publish this prospectus supplement or any other offering material relating to the Notes, in all cases at their own expense.

Brazil

Neither the Notes, nor their offer for sale, have been, or will be, registered with the Comissão de Valores Mobiliários - CVM. The Notes may not be offered or sold in Brazil, except in circumstances that do not constitute a public offering or distribution under Brazilian laws and regulations.

Chile

Pursuant to Law No. 18,045 of Chile (the securities market law of Chile) and Rule (Norma de Carácter General) No. 336, dated June 27, 2012, issued by the Superintendency of Securities and Insurance of Chile (Superintendencia de Valores y Seguros de Chile or “SVS”), the Notes may be privately offered in Chile to certain “qualified investors” identified as such by Rule 336 (which in turn are further described in Rule N°. 216, dated June 12, 2008, of the SVS).

Rule 336 requires the following information to be provided to prospective investors in Chile:

1.	the date of commencement of the offer is January 9, 2017. The offer of the Notes is subject to Rule (Norma de Carácter General) No. 336, dated June 27, 2012, issued by the SVS;

2.	the subject matter of this offer are securities not registered with the Securities Registry (Registro de Valores) of the SVS, nor with the foreign securities registry (Registro de Valores Extranjeros) of the SVS, due to the Notes not being subject to the oversight of the SVS;

3.	since the Notes are not registered in Chile there is no obligation by the issuer to make publicly available information about the Notes in Chile; and

4.	the Notes shall not be subject to public offering in Chile unless registered with the relevant Securities Registry of the SVS.

Información a los Inversionistas Chilenos

De conformidad con la ley N° 18.045, de mercado de valores y la Norma de Carácter General N° 336 (la “NCG 336”), de 27 de junio de 2012, de la Superintendencia de Valores y Seguros de Chile (la “SVS”), los bonos pueden ser ofrecidos privadamente a ciertos “inversionistas calificados,” a los que se refiere la NCG 336 y que se definen como tales en la Norma de Carácter General N° 216, de 12 de junio de 2008, de la SVS.

La siguiente información se proporciona a potenciales inversionistas de conformidad con la NCG 336:

1.	La oferta de los bonos comienza el 9 de enero de 2017, y se encuentra acogida a la Norma de Carácter General N° 336, de fecha 27 de junio de 2012, de la SVS;

2.	La oferta versa sobre valores no inscritos en el Registro de Valores o en el Registro de Valores Extranjeros que lleva la SVS, por lo que tales valores no están sujetos a la fiscalización de esa Superintendencia;

3.	Por tratarse de valores no inscritos en Chile no existe la obligación por parte del emisor de entregar en Chile información pública sobre los mismos; y

4.	Estos valores no podrán ser objeto de oferta pública en Chile mientras no sean inscritos en el Registro de Valores correspondiente.

Peru

The Notes and the information contained in this prospectus supplement are not being publicly marketed or offered in Peru and will not be distributed or caused to be distributed to the general public in Peru. Peruvian securities laws and regulations on public offerings will not be applicable to the offering of the Notes and therefore, the disclosure obligations set forth therein will not be applicable to the issuer or the sellers of the Notes before or after their acquisition by prospective investors. The Notes and the information contained in this prospectus supplement have not been and will not be reviewed, confirmed, approved or in any way submitted to the Peruvian Superintendency of Capital Markets (Superintendencia del Mercado de Valores), or the SMV, and the Notes have not been registered under the Securities Market Law (Ley del Mercado de Valores) or any other Peruvian regulations. Accordingly, the Notes cannot be offered or sold within Peruvian territory except to the extent any such offering or sale qualifies as a private offering under Peruvian regulations and complies with the provisions on private offerings set forth therein.

European Economic Area

In relation to each member state that has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any Notes which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any Notes may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•	at any time to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the underwriters nominated by the issuer for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Notes shall result in a requirement for the publication by PGF or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Notes to be offered so as to enable an investor to decide to purchase any Notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive, the expression Prospectus Directive means Directive 2003/71/EU (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression 2010 PD Amending Directive means Directive 2010/73/EU.

Republic of Italy

The offering of the Notes has not been cleared by the Commissione Nazionale per la Società e la Borsa (“CONSOB”) pursuant to Italian securities legislation and, accordingly, no Notes may be offered, sold or delivered, directly or indirectly, nor may copies of the Prospectus or of any other document relating to the Notes be distributed or made available in the Republic of Italy, except:

(i)    to qualified investors (investitori qualificati), as defined pursuant to Article 100 of Legislative Decree No. 58 of 24 February 1998, as amended (the “Financial Services Act”) and Article 34-ter, first paragraph, letter b) of CONSOB Regulation No. 11971 of 14 May 1999, as amended from time to time (“Regulation No. 11971”); or

(ii)    in other circumstances which are exempted from the rules on public offerings pursuant to Article 100 of the Financial Services Act and Article 34-ter of Regulation No. 11971.

Any offer, sale or delivery of the Notes or distribution of copies of the Prospectus or any other document relating to the Notes in the Republic of Italy under (i) or (ii) above must:

(a)    be made by an investment firm, bank or financial intermediary permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of 29 October 2007 (as amended from time to time) and Legislative Decree No. 385 of 1 September 1993, as amended (the “Banking Act”);

(b)    comply with Article 129 of the Banking Act, and the implementing guidelines of the Bank of Italy, as amended from time to time, pursuant to which certain information on the issue or the offer of securities in Italy must be communicated to the Bank of Italy; and

(c)    comply with any other applicable laws and regulations or requirement imposed by CONSOB, the Bank of Italy and/or any other Italian authority.

Any investor purchasing the Notes is solely responsible for ensuring that any offer or resale of the Notes by such investor occurs in compliance with applicable laws and regulations.

The Netherlands

This prospectus supplement has not been and will not be approved by the Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten) in accordance with Article 5:2 of the Dutch Act on Financial Supervision (Wet op het financieel toezicht). The Notes will only be offered in The Netherlands to qualified investors (gekwalificeerde beleggers) as defined in Article 1:1 of the Dutch Act on Financial Supervision.

United Kingdom

This prospectus supplement is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”); (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Financial Promotion Order; (iii) are outside the United Kingdom or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This prospectus supplement is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this prospectus supplement relates is available only to relevant persons and will be engaged in only with relevant persons.

In relation to the United Kingdom, each underwriter has represented and agreed that:

(i)    it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any Notes in circumstances in which section 21(1) of the FSMA does not apply to PGF or Petrobras; and

(ii)    it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

Switzerland

This prospectus supplement does not, and is not intended to, constitute an offer or solicitation to purchase or invest in the Notes described herein in Switzerland. The Notes may not be offered, sold or advertised, directly or indirectly, to the public in, into or from Switzerland and will not be listed on the SIX Swiss Exchange or on any other exchange or regulated trading facility in Switzerland. Neither this prospectus supplement nor any other offering or marketing material relating to the Notes constitutes a prospectus pursuant to article 652a or article 1156 of the Swiss Code of Obligations or a listing prospectus pursuant to the listing rules of the SIX Swiss Exchange or any other regulated trading facility in Switzerland, and neither this prospectus supplement nor any other offering or marketing material relating to the Notes may be distributed, or otherwise made available, to the public in Switzerland. Each underwriter has, accordingly, represented and agreed that it has not offered, sold or advertised and will not offer, sell or advertise, directly or indirectly, Notes to the public in, into or from Switzerland, and that it has not distributed, or otherwise made available, and will not distribute or otherwise make available, this prospectus supplement or any other offering or marketing material relating to the Notes to the public in Switzerland.

Canada

The Notes may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the Notes must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement and the accompanying prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Dubai

This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The Notes to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the Notes offered should conduct their own due diligence on the Notes. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

Hong Kong

The Notes may not be offered or sold in Hong Kong by means of any document other than (i) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, The Laws of Hong Kong) and any rules made thereunder or (ii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, The Laws of Hong Kong), or which do not constitute an offer to the public within the meaning of the Companies Ordinance, and no advertisement, invitation or document relating to the Notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance and any rules made thereunder.

Japan

The Notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the “FIEL”) and each underwriter has agreed that it has not offered or sold and will not offer or sell any Notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation or subscription or purchase, of the Notes may not be circulated or distributed, nor may the Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”); (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Ireland

The information in this prospectus supplement does not constitute a prospectus under any Irish laws or regulations and this prospectus supplement has not been filed with or approved by any Irish regulatory authority as the information has not been prepared in the context of a public offering of Notes in Ireland within the meaning of the Irish Prospectus (Directive 2003/71/EC) Regulations 2005 (the “Prospectus Regulations”). The Notes have not been offered or sold, and will not be offered, sold or delivered directly or indirectly in Ireland by way of a public offering, except to (i) qualified investors as defined in Regulation 2(l) of the Prospectus Regulations and (ii) fewer than 100 natural or legal persons who are not qualified investors.

TAXATION

The following discussion summarizes certain U.S. federal income, Brazilian and Dutch tax considerations that may be relevant to the ownership and disposition of the Notes acquired in this offering at their original issue price. This summary does not describe all of the tax considerations that may be relevant to you or your situation, particularly if you are subject to special tax rules. You should consult your tax advisors about the tax consequences of holding the Notes, including the relevance to your particular situation of the considerations discussed below, as well as of any other tax laws. There currently are no income tax treaties between Brazil and the United States. Although Brazilian and U.S. tax authorities have had discussions that may culminate in such a treaty, we cannot make any assurances regarding whether or when such a treaty will enter into force or how it will affect holders of the Notes.

U.S. Federal Income Tax Considerations

The following is a summary of certain U.S. federal income tax considerations that may be relevant to a beneficial owner of a Note that is, for U.S. federal income tax purposes, a citizen or resident of the United States, a domestic corporation or an entity otherwise subject to U.S. federal income taxation on a net income basis in respect of the Note (a “U.S. Holder”). This summary addresses only U.S. Holders that purchase Notes as part of the initial offering, and that hold such Notes as capital assets. The summary does not address tax considerations applicable to investors that may be subject to special tax rules, such as banks or other financial institutions, tax-exempt entities, partnerships (or entities or arrangements treated as partnerships for U.S. federal income tax purposes) or partners therein, insurance companies, dealers in securities or currencies, traders in securities electing to mark to market, persons that will hold the Notes as a position in a “straddle” or conversion transaction, or as part of a “synthetic security” or other integrated financial transaction or persons that have a “functional currency” other than the U.S. dollar. In addition, the discussion does not address the alternative minimum tax, the U.S. federal estate and gift tax, the Medicare tax on net investment income or other aspects of U.S. federal income or state and local taxation that may be relevant to an investor. A “Non-U.S. Holder” is a beneficial owner of the Notes (other than a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder.

This summary is based on the Internal Revenue Code of 1986, as amended, existing, proposed and temporary U.S. Treasury regulations and judicial and administrative interpretations thereof, in each case as of the date hereof. All of the foregoing are subject to change (possibly with retroactive effect) or to differing interpretations, which could affect the U.S. federal income tax consequences described herein.

INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE NOTES, INCLUDING THE APPLICATION TO THEIR PARTICULAR CIRCUMSTANCES OF THE U.S. FEDERAL INCOME TAX CONSIDERATIONS DISCUSSED BELOW, AS WELL AS THE APPLICATION OF U.S. FEDERAL ESTATE, GIFT AND ALTERNATIVE MINIMUM TAX LAWS, THE MEDICARE TAX ON NET INVESTMENT INCOME, U.S. STATE AND LOCAL TAX LAWS AND FOREIGN TAX LAWS.

Payments of Interest and Additional Amounts

Payments of interest on a Note (which may include additional amounts) generally will be taxable to a U.S. Holder as ordinary interest income when such interest is accrued or received, in accordance with the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes.

It is expected that the Notes will not be considered as issued with original issue discount (“OID”) equal to or in excess of a de minimis amount. In general, however, if the Notes are issued with OID that is equal to or more than a de minimis amount, regardless of a U.S. Holder’s regular method of accounting for U.S. federal income tax purposes, such holder will have to include OID as ordinary gross income under a “constant yield method” before the receipt of cash attributable to such income.

Interest income (including additional amounts) in respect of the Notes generally will constitute foreign-source income for purposes of computing the foreign tax credit allowable under the U.S. federal income tax laws. The limitation on foreign income taxes eligible for credit is calculated separately with respect to specific classes of income. Such income generally will constitute “passive category income” for foreign tax credit purposes for most U.S. Holders. The calculation and availability of foreign tax credits and, in the case of a U.S. Holder that elects to deduct foreign income taxes, the availability of such deduction involves the application of complex rules that depend on the U.S. Holder’s particular circumstances. In addition, foreign tax credits generally will not be allowed for certain short-term or hedged positions in the Notes.

U.S. Holders should consult their own tax advisors regarding the availability of foreign tax credits or deductions in respect of foreign taxes and the treatment of additional amounts.

A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on interest income earned in respect of Notes so long as such income is not effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States. Non-U.S. Holders should consult their own tax advisors in the event interest income with respect to the Notes is effectively connected with their trade or business in the United States.

Sale or Disposition of Notes

A U.S. Holder generally will recognize capital gain or loss upon the sale, exchange, retirement or other taxable disposition of a Note in an amount equal to the difference between the amount realized upon such disposition (other than amounts attributable to accrued but unpaid interest, which will be taxed as ordinary income to the extent not previously included in gross income) and such U.S. Holder’s tax basis in the Note. A U.S. Holder’s tax basis in the Note generally will equal such U.S. Holder’s purchase price of the Note. Gain or loss recognized by a U.S. Holder on the disposition of a Note generally will be long-term capital gain or loss if, at the time of the disposition, the Note has been held for more than one year. The net amount of long-term capital gain recognized by an individual U.S. Holder generally is subject to tax at a reduced rate. The deductibility of capital losses is subject to limitations.

Capital gain or loss recognized by a U.S. Holder generally will be U.S.-source gain or loss. Consequently, if any such gain is subject to foreign withholding tax, a U.S. Holder may not be able to credit the tax against its U.S. federal income tax liability unless such credit can be applied (subject to the applicable limitation) against tax due on other income treated as derived from foreign sources. U.S. Holders should consult their own tax advisors as to the foreign tax credit implications of a disposition of the Notes.

A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on gain realized on the sale or other taxable disposition of Notes so long as (i) such gain is not effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States or (ii) in the case of gain realized by an individual, such Non-U.S. Holder is not present in the United States for 183 days or more in the taxable year of the disposition. Non-U.S. Holders should consult their own tax advisors in the event either of the foregoing conditions applies.

Backup Withholding and Information Reporting

Payments in respect of the Notes that are paid within the United States or through certain U.S.-related financial intermediaries are subject to information reporting, and may be subject to backup withholding, unless the U.S. Holder (i) is a corporation (other than an S corporation) or other exempt recipient, and demonstrates this fact when so required, or (ii) provides a correct taxpayer identification number, certifies that it is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules. The amount of any backup withholding collected from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability, and may entitle the U.S. Holder to a refund, provided that certain required information is timely furnished to the U.S. Internal Revenue Service.

Although Non-U.S. Holders generally are exempt from backup withholding, a Non-U.S. Holder may, in certain circumstances, be required to comply with certification procedures to prove entitlement to this exemption.

Brazilian Tax Considerations

The following discussion is a summary of the Brazilian tax considerations relating to an investment in the Notes by a non-resident of Brazil. This discussion is based on the tax laws of Brazil as in effect on the date of this prospectus supplement and is subject to any change in Brazilian law that may come into effect after such date. The information set forth below is intended to be a general discussion only and does not address all possible tax consequences relating to an investment in the Notes.

PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISERS AS TO THE CONSEQUENCES OF PURCHASING THE NOTES, INCLUDING, WITHOUT LIMITATION, THE CONSEQUENCES OF THE RECEIPT OF INTEREST AND THE SALE OR OTHER DISPOSITION OF THE NOTES OR COUPONS.

Payments in Respect of the Notes, and Sale or Other Disposition of Notes

Generally, an individual, entity, trust or organization that is domiciled for tax purposes outside Brazil (a “Non-Resident”) is subject to income tax in Brazil only when income is derived from a Brazilian source or when the transaction giving rise to such earnings involves assets located in Brazil. Therefore, based on the fact that PGF is considered to be domiciled abroad for tax purposes, any interest, gains, fees, commissions, expenses and any other income paid by PGF in respect of the Notes it issues to Non-Resident holders should not be subject to withholding or deduction in respect of Brazilian income tax or any other taxes, duties, assessments or governmental charges in Brazil, provided that such payments are made by PGF with funds held outside of Brazil.

Any capital gains generated outside Brazil as a result of a transaction between two Non-Resident holders with respect to assets not located in Brazil are generally not subject to tax in Brazil. If the assets are located in Brazil, then capital gains realized thereon are subject to income tax, according to Law No. 10,833, enacted on December 29, 2003. Since the Notes will be issued by a legal entity incorporated outside of Brazil and registered abroad, the Notes should not fall within the definition of assets located in Brazil for purposes of Law No. 10,833, gains realized on the sale or other disposition of the Notes made outside Brazil by a Non-Resident holder to another Non-Resident should not be subject to Brazilian taxes. However, considering the general and unclear scope of this legislation and the absence of judicial guidance in respect thereof, we cannot assure prospective investors that such interpretation of this law will prevail in the courts of Brazil. If the income tax is deemed to be due, the gains may be subject to income tax in Brazil, effective as from January 1, 2017, (as confirmed by Declaratory Act No. 3, of April 27, 2016), at progressive rates as follows: (i) 15% for the part of the gain that does not exceed R$5 million, (ii) 17.5% for the part of the gain that exceeds R$5 million but does not exceed R$10 million, (iii) 20% for the part of the gain that exceeds R$10 million but does not exceed R$30 million and (iv) 22.5% for the part of the gain that exceeds R$30 million; or 25.0% if such Non-Resident holder is located in a Low or Nil Tax Jurisdiction as it will be further detailed below. A lower rate, however, may apply under an applicable tax treaty between Brazil and the country where the Non-Resident holder has its domicile.

Payments Made by Petrobras as Guarantor

In the event the issuer fails to timely pay any due amount, including any payment of principal, interest or any other amount that may be due and payable in respect of the notes, the guarantor will be required to assume the obligation to pay such due amounts. As there is no specific legal provision dealing with the imposition of withholding income tax on payments made by Brazilian sources to non-resident beneficiaries under guarantees and no uniform decision from the Brazilian courts, there is a risk that tax authorities will take the position that the funds remitted by the guarantor to the Non-Resident holders may be subject to the imposition of withholding income tax at a general 15% rate, or at a 25% rate, if the Non-Resident holder is located in a Low or Nil Tax Jurisdiction. Arguments exist to sustain that (a) payments made under the guarantee structure should be subject to imposition of withholding income tax according to the nature of the guaranteed payment, in which case only interest and fees should be subject to taxation at the rates of 15% or 25%, in cases of beneficiaries located in Low or Nil Tax Jurisdictions, as defined by the Brazilian legislation; or (b) that payments made under guarantee by Brazilian sources to non-resident beneficiaries should not be subject to the imposition of withholding income tax, to the extent that they should qualify as a credit transaction by the Brazilian party to the borrower. The imposition of withholding income tax under these circumstances has not been settled by the Brazilian courts.

If the payments with respect to the Notes are made by Petrobras as a guarantor, then Non-Resident holders will be indemnified so that, after payment of applicable Brazilian taxes imposed by deductions or withholding with respect to principal or interest payable with respect to the Notes, subject to certain exceptions, as mentioned in “Description of the Notes—Covenants—Additional Amounts,” a Non-Resident holder will receive an amount equal to the amount that such Non-Resident holder would have received if no such taxes were imposed. See “Description of the Notes—Covenants—Additional Amounts.”

Discussion on Low or Nil Tax Jurisdictions

According to Law No. 9,430, dated December 27, 1996, as amended, a Low or Nil Tax Jurisdiction is a country or location that (i) does not impose taxation on income, (ii) imposes income tax at a maximum rate lower than 20% or (iii) imposes restrictions on the disclosure of shareholding composition or the ownership of the investment.

Additionally, on June 24, 2008, Law No. 11,727/08 created the concept of Privileged Tax Regimes, which encompasses the countries and jurisdictions that (i) do not tax income or tax it at a maximum rate lower than 20%; (ii) grant tax advantages to a non-resident entity or individual (a) without the need to carry out a substantial economic activity in the country or a said territory or (b) conditioned to the non-exercise of a substantial economic activity in the country or a said territory; (iii) do not tax or taxes proceeds generated abroad at a maximum rate lower than 20%; or (iv) restrict the ownership disclosure of assets and ownership right or restrict disclosure about economic transactions carried out.

On November 28, 2014, the Brazilian tax authorities issued Ordinance 488, which decreased, from 20% to 17%, the minimum threshold for certain specific cases. The reduced 17% threshold applies only to countries and regimes aligned with international standards of fiscal transparency in accordance with rules to be established by the Brazilian tax authorities.

We consider that the best interpretation of the current Brazilian tax legislation, especially in regard to the abovementioned Law 11,727/08, should lead to the conclusion that the concept of Privileged Tax Regimes should only apply for certain Brazilian tax purposes, such as transfer pricing and thin capitalization rules. According to this interpretation, the concept of Privileged Tax Regimes should not be applied in connection with the taxation of payments related to the notes to Non-Residents. Regulations and non-binding tax rulings issued by Brazilian federal tax authorities seem to confirm this interpretation.

Notwithstanding the fact that such “privileged tax regime” concept was enacted in connection with transfer pricing rules and is also applicable to thin capitalization and cross-border interest deductibility rules, Brazilian tax authorities may take the position that such Privileged Tax Regime definition also applies to other types of transactions.

In the event that the privileged tax regime concept is interpreted to be applicable to transactions such as payments related to the notes to Non-Residents, this tax law would accordingly result in the imposition of taxation to a Non-Resident that meets the privileged tax regime requirements in the same way applicable to a resident located in a Low or Nil Tax Jurisdiction. Prospective investors should therefore consult with their own tax advisors regarding the consequences of the implementation of Law No. 11,727, Normative Instruction No. 1,037/2010 and of any related Brazilian tax laws or regulations concerning Low or Nil Tax Jurisdictions and Privileged Tax Regimes.

Other Tax Considerations

Brazilian law imposes a Tax on Foreign Exchange Transactions (Imposto sobre Operações de Crédito, Câmbio e Seguro, ou relativas a Títulos e Valores Mobiliários), or IOF/Exchange, due on the conversion of Brazilian reais into foreign currency and on the conversion of foreign currency into Brazilian reais. Currently, the IOF/Exchange rate for almost all foreign currency exchange transactions is 0.38%. According to Section 15-A of the Decree No. 6,306, the settlement of exchange transactions in connection with foreign financing or loans, for both inflow and outflow of proceeds into and from Brazil, are subject to IOF/Exchange at a 0% rate. Currently, in the case of the settlement of foreign exchange transactions (including simultaneous foreign exchange transactions), in connection with the inflow of proceeds to Brazil deriving from foreign loans, including those obtained through the issuance of notes in the international market, with the minimum average term not exceeding 180 days, the IOF/Exchange tax rate is 6% (this rate of 6% will be levied with penalties and interest in the case of financings or international bonds with a minimum average term longer than 180 days in which an early redemption occurs in the first 180 days). The Brazilian government is permitted to increase this rate at any time up to 25.0%. Any such increase in rates may only apply to future transactions.

In addition, the Brazilian tax authorities could argue that a Tax on Loan Transactions (Imposto sobre Operações de Crédito, Câmbio e Seguro, ou relativas a Títulos e Valores Mobiliários), or IOF/Credit, due on loan transactions could be imposed upon any amount paid in respect of the notes by the guarantor under the guarantee given at a rate of up to 1.88% of the total amount paid.

Generally, there are no inheritance, gift, succession, stamp, or other similar taxes in Brazil with respect to the ownership, transfer, assignment or other disposition of the Notes by a Non-Resident, except for gift and inheritance taxes imposed by some Brazilian states on gifts or bequests by individuals or entities not domiciled or residing in Brazil to individuals or entities domiciled or residing within such states.

Dutch Tax Considerations

The following describes certain Dutch tax consequences for a holder who is neither a resident nor deemed to be a resident of The Netherlands for Dutch tax purposes in respect of the ownership, acquisition and disposal of the Notes.

For the purpose of this section, “Dutch Taxes” shall mean taxes of whatever nature levied by or on behalf of The Netherlands or any of its subdivisions or taxing authorities. The Netherlands means the part of the Kingdom of the Netherlands located in Europe.

This section is intended as general information only, does not constitute tax or legal advice and it does not purport to describe all possible Dutch tax considerations or consequences that may be relevant to a holder and therefore should be treated with appropriate caution. This overview is based on the laws of The Netherlands currently in force and as applied on the date of this prospectus supplement, which are subject to change, possibly also with retroactive or retrospective effect. The Company has not sought any ruling from the Dutch tax authorities (belastingdienst) with respect to the statements made and the conclusions reached in this discussion, and there can be no assurance that the Dutch tax authorities will agree with such statements and conclusions.

PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISERS AS TO THE CONSEQUENCES OF PURCHASING THE NOTES, INCLUDING, WITHOUT LIMITATION, THE CONSEQUENCES OF THE RECEIPT OF INTEREST AND THE SALE OR OTHER DISPOSITION OF THE NOTES OR COUPONS.

For Dutch tax purposes, a holder of Notes may include, without limitation:

•	an owner of one or more Notes who, in addition to the title to such Notes, has an economic interest in such Notes;

•	a person or an entity that holds the entire economic interest in one or more Notes;

•	a person or an entity that holds an interest in an entity, such as a partnership or a mutual fund, that is transparent for Dutch tax purposes, the assets of which comprise one or more Notes; and

•	a person who is deemed to hold an interest in Notes, as referred to under any of the above, pursuant to the attribution rules of article 2.14a, of the Dutch Income Tax Act 2001, with respect to property that has been segregated, for example, in a trust or a foundation.

This section does not describe all the possible Dutch tax consequences that may be relevant to the holder of the Notes who receives or has received any benefits from these Notes as employment income, deemed employment income or otherwise as compensation.

Dutch Individual and Corporate Income Tax

A holder of Notes will not be treated as a resident of The Netherlands by reason only of the holding of a Note or the execution, performance, delivery and/or enforcement of the Notes.

A holder who is not a resident of The Netherlands, nor deemed to be a resident, is not taxable on income derived from the Notes and capital gains realized upon the disposal or redemption of the Notes, except if:

(i)	such holder derives profits from an enterprise, whether as entrepreneur (ondernemer) or pursuant to a co-entitlement to the net worth of the enterprise, other than as an entrepreneur or a shareholder, which enterprise is, in whole or in part, carried on through a permanent establishment (vaste inrichting) or a permanent representative (vaste vertegenwoordiger) in The Netherlands, to which the Notes are attributable;

(ii)	the holder is an individual and derives benefits from miscellaneous activities (overage werkzaamheden) carried out in The Netherlands in respect of the Notes, including without limitation activities which are beyond the scope of active portfolio investment activities;

(iii)	the holder is not an individual and is entitled to a share in the profits of an enterprise or a co-entitlement to the net worth of an enterprise, which is effectively managed in The Netherlands, other than by way of securities, and to which enterprise the Notes are attributable; or

(iv)	the holder is an individual and is entitled to a share in the profits of an enterprise that is effectively managed in The Netherlands, other than by way of securities, and to which enterprise the Notes are attributable.

Dutch Withholding Tax

All payments of interest and principal by PGF under the Notes can be made free of withholding or deduction for any taxes of any nature imposed, levied, withheld or assessed by The Netherlands or any political subdivision or taxing authority thereof or therein, except where Notes (i) are issued under such terms and conditions that such Notes are capable of being classified as equity of PGF for Dutch tax purposes; (ii) actually function as equity of the PGF within the meaning of article 10, paragraph 1, letter d, of the Dutch Corporate Income Tax Act 1969 or (iii) that are redeemable in exchange for, convertible into or linked to shares or other equity instruments issued or to be issued by PGF or by any entity related to PGF. The Notes are not capable of being classified as equity of PGF for Dutch tax purposes if these Notes have a maturity of less than 50 years, do not constitute obligations of PGF that are subordinated to the obligations of PGF vis-à-vis all its ordinary creditors or carry an interest that is not legally or factually dependent on the profits of PGF.

If withholding is required by law, additional amounts may be payable. See “Description of the Notes—Covenants—Additional Amounts.”

Dutch Gift and Inheritance Taxes

No Dutch gift or inheritance taxes are due in respect of any gift of Notes by, or inheritance of the Notes on the death of a holder, except if:

(i)	at the time of the gift or death of the holder, the holder is a resident, or is deemed to be a resident, of The Netherlands;

(ii)	the holder dies within 180 days after the date of the gift of the Notes and is not, or not deemed to be, at the time of the gift, but is, or deemed to be, at the time of his death, a resident of The Netherlands; or

(iii)	the gift of the Notes is made under a condition precedent and the holder is a resident.

For purposes of Dutch gift and inheritance taxes, among others, a person that holds Dutch nationality will be deemed to be resident in The Netherlands if such person has been resident in The Netherlands at any time during the 10 years preceding the date of the gift or his/her death. Additionally, for purposes of Dutch gift tax, among others, a person not holding Dutch nationality will be deemed to be resident in The Netherlands if such person has been resident in The Netherlands at any time during the 12 months preceding the date of the gift. Applicable tax treaties may override deemed residency

Other Taxes and Duties

No other Dutch taxes, including turnover tax and taxes of a documentary nature, such as capital tax, stamp or registration tax or duty, are payable in The Netherlands by or on behalf of a holder of the Notes by reason only of the purchase, ownership and disposal of the Notes.

Common Reporting Standard

The common reporting standard framework was first released by the OECD in February 2014 as a result of the G20 members endorsing a global model of automatic exchange of information in order to increase international tax transparency. On July 21, 2014, the Standard for Automatic Exchange of Financial Account Information in Tax Matters was published by the OECD and this includes the Common Reporting Standard (the “CRS”).

As per November 2, 2016, 87 jurisdictions, including The Netherlands, have signed the multilateral competent authority agreement, which is a multilateral framework agreement to automatically exchange financial and personal information, with the subsequent bilateral exchanges coming into effect between those signatories that file the subsequent notifications. More than 40 jurisdictions, including The Netherlands, have committed to a specific and ambitious timetable leading to the first automatic exchanges in 2017 (early adopters). Under CRS, financial institutions resident in a CRS country would be required to report, according to a due diligence standard, account balance or value, income from certain insurance products, sales proceeds from financial assets and other income generated with respect to assets held in the account or payments made with respect to the account. Reportable accounts include accounts held by individuals and entities (which include trusts and foundations) with tax residency in another CRS country. CRS includes a requirement to look through passive entities to report on the relevant controlling persons.

As of January 1, 2016, CRS and European Union Council Directive 2014/107/EU have been implemented in Dutch law. As a result, PGF will be required to comply with identification obligations (if any) starting in 2016, with reporting set to begin in 2017. Holders of Notes may be required to provide additional information to PGF to enable it to satisfy any identification obligations under the Dutch implementation of the CRS. Prospective holders of the Notes are advised to seek their own professional advice in relation to the CRS and European Union Council Directive 2014/107/EU.

The Proposed Financial Transactions Tax (FTT)

On February 14, 2013, the European Commission published a proposal (the “Commission’s Proposal”) for a Directive for a common FTT in Austria, Belgium, Estonia, France, Germany, Greece, Italy, Portugal, Slovenia, Slovakia and Spain, or the participating Member States. However, Estonia has since stated that it will not participate.

The Commission’s Proposal has a very broad scope and could, if introduced in its current form, apply to certain dealings in the Notes in certain circumstances. This could, accordingly, affect the market value of your Notes and/or limit your ability to resell your Notes.

Under the Commission’s Proposal, the FTT could apply in certain circumstances to persons both within and outside of the participating Member States. Generally, it would apply to certain dealings in the Notes where at least one party is a financial institution, and at least one party is established in a participating Member State. A financial institution may be, or be deemed to be, “established” in a participating Member State in a broad range of circumstances, including (1) by transacting with a person established in a participating Member State or (2) where the financial instrument which is subject to the dealings is issued in a participating Member State.

However, the FTT remains subject to negotiation between the participating Member States and the legality of the proposal is uncertain. The FTT may therefore be altered prior to any implementation, the timing of which remains unclear. Additional European Union Member States may decide to participate and/or certain of the participating Member States may decide to withdraw.

Prospective holders of the Notes are advised to seek their own professional advice in relation to the FTT.

DIFFICULTIES OF ENFORCING CIVIL LIABILITIES AGAINST NON-U.S. PERSONS

Petrobras is a sociedade de economia mista (mixed capital company), a public sector company with some private sector ownership, established under the laws of Brazil, and PGF is a private company with limited liability incorporated under the laws of The Netherlands. A substantial portion of the assets of Petrobras and PGF are located outside the United States, and at any time all of their respective executive officers and directors, and certain advisors named in this prospectus supplement, may reside outside the United States. As a result, it may not be possible for you to effect service of process on any of those persons within the United States. In addition, it may not be possible for you to enforce a judgment of a United States court for civil liability based upon the United States federal securities laws against any of those persons outside the United States.

For further information on potential difficulties in effecting service of process on any of those persons or enforcing judgments against any of them outside the United States, see “Enforceability of Civil Liabilities” in the accompanying prospectus.

LEGAL MATTERS

Hogan Lovells International LLP, special Dutch counsel for PGF, will pass upon the validity of the Notes and the indenture for PGF as to certain matters of Dutch law. Ms. Taísa Maciel, Petrobras’s general counsel, will pass upon, for PGF and Petrobras, certain matters of Brazilian law relating to the Notes, the indenture and the guaranties. The validity of the Notes, the indenture and the guaranties will be passed upon for PGF and Petrobras by Cleary Gottlieb Steen & Hamilton LLP as to certain matters of New York law.

Pinheiro Neto Advogados will pass upon the validity of the indenture and the guaranties for the underwriters as to certain matters of Brazilian law. Shearman & Sterling LLP will pass upon the validity of the Notes, the indenture and the guaranties for the underwriters as to certain matters of New York law.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The consolidated financial statements as of and for the years ended December 31, 2015, 2014 and 2013 and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus supplement by reference to the Annual Report on Form 20-F for the year ended December 31, 2015 have been so incorporated in reliance on the report of PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm given on the authority of said firm as experts in auditing and accounting (their report includes an explanatory paragraph stating that, as discussed in Note 3 to the financial statements, in 2014 Petrobras wrote off U.S.$2,527 million of overpayments on the acquisition of property plant and equipment incorrectly capitalized according to testimony obtained from Brazilian criminal investigations and contains an adverse opinion on the effectiveness of internal control over financial reporting).

With respect to the unaudited interim financial information of Petrobras as of September 30, 2016 and for the nine-month periods ended September 30, 2016 and 2015, incorporated by reference herein, PricewaterhouseCoopers Auditores Independentes reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report included in the Petrobras Form 6-K filed with the SEC on November 14, 2016, and incorporated by reference herein, states that they did not audit and they do not express an opinion on that unaudited interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. PricewaterhouseCoopers Auditores Independentes is not subject to the liability provisions of Section 11 of the Securities Act for their report on the unaudited financial information because that report is not a “report” or a “part” of the registration statement prepared or certified by PricewaterhouseCoopers Auditores Independentes within the meaning of Sections 7 and 11 of the Securities Act.